Third Quarter 2017 Report to Shareholders

BMO Financial Group Reports Net Income of $1.4 Billion for Third Quarter of 2017

Financial Results Highlights:

Third Quarter 2017 Compared with Third Quarter 2016:

•	Net income of $1,387 million, up 11%; adjusted net income[1] of $1,374 million, up 6%

•	EPS[2] of $2.05, up 10%; adjusted EPS[1,2] of $2.03, up 4%

•	ROE of 13.4%, compared with 13.0%; adjusted ROE[1] of 13.3%, compared with 13.5%

•	Provisions for credit losses of $134 million (including the benefit of a $76 million decrease in the collective allowance), compared with $257 million; specific provisions for credit losses of $210 million, compared with $257 million

•	Common Equity Tier 1 Ratio of 11.2%

Year-to-Date 2017 Compared with Year-to-Date 2016:

•	Net income of $4,123 million, up 25%; adjusted net income[1] of $4,199 million, up 16%

•	EPS[2] of $6.11, up 25%; adjusted EPS[1,2] of $6.22, up 15%

•	ROE of 13.7%, compared with 11.4%; adjusted ROE[1] of 13.9%, compared with 12.6%

•	Provisions for credit losses of $566 million, compared with $641 million; specific provisions for credit losses of $642 million, compared with $641 million

Toronto, August 29, 2017 – For the third quarter ended July 31, 2017, BMO Financial Group recorded net income of $1,387 million or $2.05 per share on a reported basis, and net income of $1,374 million or $2.03 per share on an adjusted basis.

“BMO’s performance this quarter continues to demonstrate the strength of our differentiated operating model, delivering resilient earnings growth in an evolving environment, with adjusted earnings of $1.4 billion, up 6% from last year, and adjusted earnings per share of $2.03. Year-to-date, we delivered double-digit earnings growth with adjusted net income of $4.2 billion, driven by good underlying revenue growth, strong credit performance, and a focus on improving efficiency while making investments that strengthen customer relationships across all channels,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“We are confident in the ongoing execution against our strategic priorities, grounded in a commitment to sustainability and the dedication of our over 45,000 employees to growing customer loyalty. All of our businesses are well-positioned for continued success in the current environment and over the long term,” concluded Mr. Downe.

Return on tangible common equity (ROTCE) was 16.5% compared with 16.3% in the prior year, and adjusted ROTCE was 16.0% compared with 16.6%.

Concurrent with the release of results, BMO announced a fourth quarter 2017 dividend of $0.90 per common share, unchanged from the preceding quarter and up $0.04 per share and 5% from a year ago. The quarterly dividend of $0.90 per common share is equivalent to an annual dividend of $3.60 per common share.

Our complete Third Quarter 2017 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended July 31, 2017, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Canadian P&C

Reported net income of $614 million and adjusted net income of $615 million both increased $54 million or 9% from a year ago due to higher balances across most products, increased non-interest revenue and lower provisions for credit losses, partially offset by higher expenses. Adjusted net income excludes the amortization of acquisition-related intangible assets.

During the quarter, we launched a new eBusiness Plan for small business clients who prefer to bank through self-serve electronic transactions. We also further enhanced the digital banking experience for our personal credit card customers by introducing Android Pay™, providing a simple and secure way to make purchases with a BMO credit and debit card using an Android compatible mobile device.

U.S. P&C

Reported net income of $278 million was flat and adjusted net income of $289 million was down $1 million compared to a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$214 million and adjusted net income of US$223 million were slightly higher compared to a year ago as higher revenue and a more favourable tax rate were largely offset by higher expenses.

During the quarter, we improved our ranking to #8 out of 39 leading American banks in the 2017 Survey of Bank Reputations conducted by the Reputation Institute and published by American Banker, which recognizes banking institutions for their governance, products and services, and innovation.

Wealth Management

Reported net income of $264 million was up $63 million or 32% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, of $279 million was up $52 million or 23% from a year ago due to higher net revenue, partially offset by higher expenses. Traditional wealth reported net income of $188 million increased $41 million or 28% and adjusted net income of $203 million increased $30 million or 17% from a year ago, reflecting business growth and improved equity markets. Insurance net income of $76 million increased $22 million or 43% due to unfavourable market movements a year ago relative to a modest benefit from favourable market movements in the current quarter.

BMO InvestorLine tied for Best Overall Bank-Owned Brokerage in MoneySense™ magazine’s annual report on Canada’s best brokerages. This ranking recognizes our continued commitment to provide our clients with leading-edge capabilities, products and service.

BMO Capital Markets

Reported net income of $292 million and adjusted net income of $293 million both decreased $25 million or 8% from a year ago, as lower revenue and higher expenses were partially offset by lower provisions for credit losses.

BMO Capital Markets was named a 2017 Greenwich Share Leader and Quality Leader across a range of Canadian equity sales, trading and research areas. We continue to win key cross-border mandates, including acting on behalf of Canadian-based, U.S.-backed Jamieson Wellness Inc., on its initial public offering to raise $345 million.

Corporate Services

Corporate Services net loss for the quarter was $61 million compared with a net loss of $111 million a year ago. Corporate Services adjusted net loss for the quarter was $102 million compared with an adjusted net loss of $101 million a year ago. Adjusted results in the current period exclude a $54 million after-tax decrease in the collective allowance and both periods exclude acquisition integration costs. Reported results increased due to the decrease in the collective allowance. Adjusted results were relatively unchanged as higher revenue excluding teb (taxable equivalent basis) was largely offset by lower credit recoveries and higher expenses in the current quarter.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.2% at July 31, 2017. The CET1 Ratio decreased from 11.3% at the end of the second quarter due largely to business growth and share repurchases during the quarter, partially offset by retained earnings growth.

Provision for Credit Losses

The total provision for credit losses (PCL) was $134 million, a decrease of $123 million from the prior year. There was a $76 million pre-tax decrease in the collective allowance this quarter largely as a result of positive portfolio migration, which decreased the provision for credit losses. The specific provision for credit losses of $210 million decreased $47 million due to lower provisions in BMO Capital Markets and Canadian P&C.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2017 1

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Management’s Discussion and Analysis

Management’s Discussion and Analysis commentary is as of August 29, 2017. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2017, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2016, and the MD&A for fiscal 2016 in BMO’s 2016 Annual Report.

The 2016 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

3	Financial Highlights			23	Balance Sheet
4	Non-GAAP Measures			23	Transactions with Related Parties
5	Caution Regarding Forward-Looking Statements			24	Off-Balance Sheet Arrangements
5	Economic Review and Outlook			24	Accounting Policies and Critical Accounting Estimates
6	Foreign Exchange			24	Future Changes in Accounting Policies
6	Net Income			24	Select Financial Instruments
7	Revenue			24	Other Regulatory Developments
9	Provisions for Credit Losses			25	Risk Management
9	Impaired Loans				25	Market Risk
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				27	Liquidity and Funding Risk
10	Non-Interest Expense				30	Credit Rating
10	Income Taxes				31	European Exposures
11	Capital Management			33	Interim Consolidated Financial Statements
13	Eligible Dividends Designation				33	Consolidated Statement of Income
14	Review of Operating Groups’ Performance				34	Consolidated Statement of Comprehensive Income
	14	Personal and Commercial Banking (P&C)			35	Consolidated Balance Sheet
		15	Canadian Personal and Commercial Banking (Canadian P&C)		36	Consolidated Statement of Changes in Equity
		16	U.S. Personal and Commercial Banking (U.S. P&C)		37	Consolidated Statement of Cash Flows
	17	BMO Wealth Management			38	Notes to Consolidated Financial Statements
	19	BMO Capital Markets		54	Other Investor and Media Information
	20	Corporate Services
22	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of July 31, 2017, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2017, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

2 BMO Financial Group Third Quarter Report 2017

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Summary Income Statement
Net interest income	2,533	2,409	2,474	7,472	7,374
Non-interest revenue	2,926	3,332	3,159	9,133	8,435
Revenue	5,459	5,741	5,633	16,605	15,809
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	253	708	691	965	1,464
Revenue, net of CCPB	5,206	5,033	4,942	15,640	14,345
Specific provision for credit losses	210	259	257	642	641
Collective provision for (recovery of) credit losses	(76)	-	-	(76)	-
Total provision for credit losses	134	259	257	566	641
Non-interest expense	3,278	3,276	3,092	9,933	9,674
Provision for income taxes	407	250	348	1,018	744
Net income	1,387	1,248	1,245	4,123	3,286
Attributable to bank shareholders	1,387	1,247	1,245	4,121	3,278
Attributable to non-controlling interest in subsidiaries	-	1	-	2	8
Net income	1,387	1,248	1,245	4,123	3,286
Adjusted net income	1,374	1,295	1,295	4,199	3,625

Common Share Data ($ except as noted)
Earnings per share	2.05	1.84	1.86	6.11	4.90
Adjusted earnings per share	2.03	1.92	1.94	6.22	5.42
Earnings per share growth (%)	9.8	27.0	3.3	24.7	3.2
Adjusted earnings per share growth (%)	4.4	10.8	4.3	14.8	6.3
Dividends declared per share	0.90	0.88	0.86	2.66	2.54
Book value per share	59.65	62.22	58.06	59.65	58.06
Closing share price	94.56	96.66	83.70	94.56	83.70
Total market value of common shares ($ billions)	61.3	63.0	54.0	61.3	54.0
Dividend yield (%)	3.8	3.6	4.1	3.8	4.0

Financial Measures and Ratios (%)
Return on equity	13.4	12.6	13.0	13.7	11.4
Adjusted return on equity	13.3	13.1	13.5	13.9	12.6
Return on tangible common equity	16.5	15.7	16.3	16.9	14.4
Adjusted return on tangible common equity	16.0	15.9	16.6	16.8	15.4
Net income growth	11.4	28.2	4.5	25.5	3.0
Adjusted net income growth	6.1	12.3	5.3	15.8	6.1
Revenue growth	(3.1)	12.5	16.7	5.0	9.7
Adjusted revenue growth, net of CCPB	5.3	7.2	7.3	8.4	7.5
Non-interest expense growth	6.0	(1.1)	4.1	2.7	6.4
Adjusted non-interest expense growth	6.5	4.9	3.5	5.0	5.7
Efficiency ratio, net of CCPB	63.0	65.1	62.6	63.5	67.4
Adjusted efficiency ratio	59.0	55.9	53.7	58.7	58.4
Adjusted efficiency ratio, net of CCPB	61.9	63.8	61.2	62.4	64.4
Operating leverage, net of CCPB	(0.7)	8.3	3.2	6.3	0.5
Adjusted operating leverage, net of CCPB	(1.2)	2.3	3.8	3.4	1.8
Net interest margin on average earning assets	1.55	1.52	1.58	1.54	1.59
Effective tax rate	22.7	16.7	21.9	19.8	18.5
Adjusted effective tax rate	22.5	17.1	22.0	19.9	19.4
Return on average assets	0.76	0.70	0.70	0.76	0.62
PCL-to-average net loans and acceptances (annualized)	0.14	0.28	0.29	0.20	0.24
Specific PCL-to-average net loans and acceptances (annualized)	0.22	0.28	0.29	0.23	0.24

Balance Sheet (as at $ millions, except as noted)
Assets	708,617	718,943	691,682	708,617	691,682
Net loans and acceptances	375,971	381,348	364,133	375,971	364,133
Deposits	473,111	488,212	467,846	473,111	467,846
Common shareholders’ equity	38,694	40,573	37,437	38,694	37,437
Cash and securities-to-total assets ratio (%)	27.8	27.7	27.3	27.8	27.3

Capital Ratios (%) (1)
CET1 Ratio	11.2	11.3	10.0	11.2	10.0
Tier 1 Capital Ratio	12.9	12.8	11.2	12.9	11.2
Total Capital Ratio	15.2	14.9	13.3	15.2	13.3
Leverage Ratio	4.4	4.3	4.0	4.4	4.0

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.2453	1.3650	1.3056	1.2453	1.3056
Average Canadian/U.S. dollar	1.2974	1.3412	1.3029	1.3223	1.3262

  (1) Comparative figures are as amended for Q3-2016 capital ratios, other than the Leverage Ratio.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2017 3

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Reported Results
Revenue	5,459	5,741	5,633	16,605	15,809
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(253)	(708)	(691)	(965)	(1,464)
Revenue, net of CCPB	5,206	5,033	4,942	15,640	14,345
Provision for credit losses	(134)	(259)	(257)	(566)	(641)
Non-interest expense	(3,278)	(3,276)	(3,092)	(9,933)	(9,674)
Income before income taxes	1,794	1,498	1,593	5,141	4,030
Provision for income taxes	(407)	(250)	(348)	(1,018)	(744)
Net Income	1,387	1,248	1,245	4,123	3,286
EPS ($)	2.05	1.84	1.86	6.11	4.90

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(35)	(43)	(40)	(115)	(123)
Acquisition integration costs (2)	(20)	(21)	(27)	(63)	(73)
Cumulative accounting adjustment (3)	-	-	-	-	(85)
Restructuring cost (4)	-	-	-	-	(188)
Decrease in the collective allowance for credit losses (5)	76	-	-	76	-
Adjusting items included in reported pre-tax income	21	(64)	(67)	(102)	(469)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(28)	(34)	(31)	(90)	(95)
Acquisition integration costs (2)	(13)	(13)	(19)	(40)	(50)
Cumulative accounting adjustment (3)	-	-	-	-	(62)
Restructuring cost (4)	-	-	-	-	(132)
Decrease in the collective allowance for credit losses (5)	54	-	-	54	-
Adjusting items included in reported net income after tax	13	(47)	(50)	(76)	(339)
Impact on EPS ($)	0.02	(0.08)	(0.08)	(0.11)	(0.52)

Adjusted Results
Revenue	5,459	5,741	5,633	16,605	15,893
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(253)	(708)	(691)	(965)	(1,464)
Revenue, net of CCPB	5,206	5,033	4,942	15,640	14,429
Provision for credit losses	(210)	(259)	(257)	(642)	(641)
Non-interest expense	(3,223)	(3,212)	(3,025)	(9,755)	(9,289)
Income before income taxes	1,773	1,562	1,660	5,243	4,499
Provision for income taxes	(399)	(267)	(365)	(1,044)	(874)
Net income	1,374	1,295	1,295	4,199	3,625
EPS ($)	2.03	1.92	1.94	6.22	5.42

  (1) These expenses are charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 14, 15, 16, 17, and 19.

  (2) Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

  (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

  (4) Restructuring cost is recorded in non-interest expense.

  (5) Adjustments to the collective allowance for credit losses are recorded in Corporate Services provision for (recovery of) credit losses.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

4 BMO Financial Group Third Quarter Report 2017

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, and financial services, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Third Quarter 2017 Report to Shareholders.

Economic Review and Outlook

Canada’s economy continues to outperform expectations amid strength in consumer spending, with record motor vehicle sales, and an improvement in business investment and exports. Real GDP grew an annualized 3.7% in the first quarter of 2017 and is expected to grow 4.0% in the second quarter. The fastest annual employment growth in almost a decade has reduced the unemployment rate to a nine-year low of 6.3%. The economy is projected to grow 3.0% in 2017, which would be a six-year high, topping all other G7 nations. Together with a continued recovery in energy-producing regions, we expect the economy to be supported by still-low interest rates, steady U.S. demand and increased federal infrastructure spending. Consumer spending will likely moderate as a result of elevated household debt. While Southern Ontario’s overheated housing market is now slowing in response to policy measures undertaken by the Ontario Government, real estate markets across the rest of the country are expected to remain healthy amid increased signs of stabilization in Vancouver and Alberta following earlier declines. Consumer loan growth is expected to remain steady at 3.0% this year, while residential mortgage demand is projected to slow to below 6.0%. In 2018, economic growth is projected to moderate to 2.0% in response to higher interest rates and a recently strengthening Canadian dollar. The Bank of Canada raised its main policy rate for the first time in seven years in July, and is expected to gradually tighten monetary policy in the year ahead. Canada’s economy faces external risks from increased protectionist measures by the U.S. government if North American Free Trade Agreement renegotiations are unsuccessful, potential global market turbulence stemming from elections in Germany and Italy, and uncertain Brexit talks between the United Kingdom and European Union.

The U.S. economy advanced slowly at the start of the year, but real GDP picked up in the second quarter and is expected to continue growing moderately in the third quarter. Consumer spending growth and housing market activity remain steady, while business investment has improved in anticipation of expansionary fiscal policies and deregulation. The economy is projected to grow 2.1% this year and 2.2% in 2018. Household fundamentals are strong, with confidence high and income and wealth expected to continue rising. Personal spending is projected to remain steady, keeping consumer loan growth above 5.0% in the year ahead. Although businesses are having increased difficulty finding qualified workers due to the low jobless rate, employment remains strong. The unemployment rate is expected to decline from a 16-year low of 4.3% currently to 4.0% by the end of 2018. Housing market activity is expected to continue expanding in response to low unemployment, increased household formation and healthy affordability. Mortgage rates have steadied after increasing sharply following the presidential election, and the still-low rates are expected to support an improvement in residential mortgage growth to over 5.0% in 2017 and 2018. Increased business spending on new equipment has helped the manufacturing sector recover, and is expected to encourage robust business loan growth in the year ahead. Interest rates are projected to continue rising moderately, with the Federal Reserve expected to increase its main policy rate a further 100 basis points before the end of 2018, after having lifted it a similar amount since December 2015. The U.S. economic outlook faces risks related to possible delays in proposed personal and corporate income tax reductions, protectionist trade measures, and increased geopolitical tensions.

The pace of expansion in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to improve moderately from 1.1% in 2016 to 1.9% in both 2017 and 2018. We expect the expansion to be supported by increased manufacturing production due to recent weakness in the U.S. dollar and by the ongoing recovery in housing markets. The region is expected to lag the national economy, however, owing to slower population growth and, in Illinois, restrained fiscal spending due to budgetary constraints.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2017 5

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were decreased relative to the second quarter of 2017, the third quarter of 2016 and the prior year to date by the weaker U.S. dollar. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current year to date and the third quarter of 2016. A portion of BMO Capital Markets U.S. dollar net income was economically hedged in the first half of 2016. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2016 Annual MD&A for discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q3-2017		YTD- 2017
(Canadian $ in millions, except as noted)	vs Q3-2016	vs Q2-2017	vs YTD- 2016
Canadian/U.S. dollar exchange rate (average)
Current period	1.2974	1.2974	1.3223
Prior period	1.3029	1.3412	1.3262

Effects on U.S. segment reported results
Decreased net interest income	(4)	(32)	(6)
Decreased non-interest revenue	(3)	(27)	-
Decreased revenues	(7)	(59)	(6)
(Increased) Decreased provision for credit losses	-	4	(5)
Decreased expenses	5	43	7
Decreased income taxes	1	2	1
Decreased reported net income before impact of hedges	(1)	(10)	(3)
Hedging losses in current period, after tax	-	-	-
Decreased reported net income	(1)	(10)	(3)

Effects on U.S. segment adjusted results
Decreased net interest income	(4)	(32)	(6)
Decreased non-interest revenue	(3)	(27)	-
Decreased revenues	(7)	(59)	(6)
(Increased) Decreased provision for credit losses	-	4	(2)
Decreased expenses	5	41	7
Decreased income taxes	1	3	-
Decreased adjusted net income before impact of hedges	(1)	(11)	(1)
Hedging losses in current period, after tax	-	-	-
Decreased adjusted net income	(1)	(11)	(1)

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q3 2017 vs Q3 2016

Net income was $1,387 million for the third quarter of 2017, up $142 million or 11% from the prior year. Adjusted net income excludes a decrease in the collective allowance in the current period and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. Adjusted net income was $1,374 million for the third quarter of 2017, up $79 million or 6% from the prior year. EPS of $2.05 was up $0.19 or 10% and adjusted EPS of $2.03 was up $0.09 or 4% from the prior year.

Canadian P&C reported and adjusted net income both increased 9% due to higher balances across most products, increased non-interest revenue and lower provisions for credit losses, partially offset by higher expenses. U.S. P&C reported net income was flat and adjusted net income was down $1 million on a Canadian dollar basis. On a U.S. dollar basis, US P&C reported and adjusted net income were slightly higher compared to a year ago as higher revenue and a more favourable tax rate were largely offset by higher expenses. Wealth Management reported net income was $264 million compared to $201 million a year ago and adjusted net income was $279 million compared to $227 million due to higher net revenue, partially offset by higher expenses. Traditional wealth reported net income increased 28% and adjusted net income increased 17% reflecting business growth and improved equity markets. Insurance net income increased 43% due to unfavourable market movements a year ago relative to a modest benefit from favourable market movements in the current quarter. BMO Capital Markets reported and adjusted net income both decreased 8%, as lower revenue and higher expenses were partially offset by lower provisions for credit losses. Corporate Services reported results increased due to a $54 million after-tax decrease in the collective allowance in the current quarter. Corporate Services adjusted results were relatively unchanged as higher revenue excluding teb was largely offset by lower credit recoveries and higher expenses in the current quarter.

6 BMO Financial Group Third Quarter Report 2017

Q3 2017 vs Q2 2017

Net income increased $139 million or 11% and adjusted net income increased $79 million or 6% from the prior quarter. Adjusted net income excludes a decrease in the collective allowance in the current period and the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS increased $0.21 or 11% and adjusted EPS increased $0.11 or 6%.

Canadian P&C reported and adjusted net income both increased 16% mainly due to increased non-interest revenue, the impact of three more days in the current quarter, higher balances across most products and higher net interest margin. U.S. P&C reported net income increased 12% and adjusted net income increased 11% on a Canadian dollar basis. On a U.S. dollar basis, U.S. P&C reported net income increased 16% and adjusted net income increased 15% due to higher deposit revenue, a more favourable tax rate, more days and lower provisions for credit losses, partially offset by higher expenses. Wealth Management reported net income was $264 million compared to $251 million in the prior quarter and adjusted net income was $279 million compared to $272 million. Traditional wealth reported net income increased 7% and adjusted net income increased 3% due to more days. Insurance net income increased $3 million due to a modest benefit from more favourable market movements in the current quarter. BMO Capital Markets reported and adjusted net income both decreased 9% primarily due to lower revenue, partially offset by lower provisions for credit losses and a more favourable tax rate. Corporate Services adjusted results decreased due to lower revenue compared to above-trend revenue excluding teb in the prior quarter, a less favourable tax rate and lower credit recoveries, partially offset by lower expenses in the current quarter. Corporate Services reported results increased due to the decrease in the collective allowance in the current quarter, partially offset by the net impact of the drivers noted above.

Q3 YTD 2017 vs Q3 YTD 2016

Net income was $4,123 million, up $837 million or 25%. Adjusted net income excludes a decrease in the collective allowance in the current year and a negative cumulative accounting adjustment and a restructuring charge in the prior year, as well as the amortization of acquisition-related intangible assets and acquisition integration costs in both year-to-date periods. Adjusted net income was $4,199 million, up $574 million or 16% from a year ago. EPS was $6.11, up $1.21 or 25%, and adjusted EPS was $6.22, up $0.80 or 15%. Year-to-date growth was positively impacted by a net gain of $133 million in the current year, attributed to a gain on the sale of Moneris US and a loss on the sale of a portion of the U.S. indirect auto loan portfolio, and a $79 million after-tax write-down of an equity investment in the prior year. On an adjusted basis, net income increased in Canadian P&C, Wealth Management and BMO Capital Markets from the prior year. US P&C results declined slightly and Corporate Services results also declined.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q3 2017 vs Q3 2016

Revenue of $5,459 million decreased $174 million or 3% from the third quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,206 million increased $264 million or 5%, driven by good performance in Canadian P&C and Wealth Management.

Canadian P&C revenue increased 5%, primarily due to higher balances across most products and increased non-interest revenue. U.S. P&C revenue increased 2% on both a Canadian dollar basis and a U.S. dollar basis, mainly due to higher deposit revenue, net of loan spread compression. Traditional wealth revenue increased 7% driven by improved equity markets and businesses growth. Net insurance revenue increased due to unfavourable market movements a year ago relative to a modest benefit from favourable market movements in the current quarter. BMO Capital Markets revenue decreased 1% as increased Investment and Corporate Banking revenue, driven by good mergers and acquisitions advisory activity and higher corporate banking-related revenue, was more than offset by lower Trading Products revenue due to markets and lower levels of client activity. Corporate Services revenue increased due to a lower group teb adjustment and higher revenue excluding teb in the current quarter.

Net interest income increased $59 million or 2% from a year ago to $2,533 million, or 3% excluding the weaker U.S. dollar, due to a higher margin in US P&C and loan growth, partially offset by lower net interest income from trading businesses. Average earning assets increased $23.9 billion or 4% to $646.6 billion from a year ago due to higher securities and loan growth. BMO’s overall net interest margin decreased 3 bps from the prior year to 1.55% primarily due to lower net interest income from trading businesses, partially offset by improved deposit spreads and a benefit from a reduction in low spread assets in US P&C. Net interest margin (excluding trading) improved 3 bps from the prior year due to improved deposit spreads in US P&C.

Net non-interest revenue of $2,673 million increased $205 million or 8%. There were increases in most types of non-interest revenue.

Gross insurance revenue decreased $403 million from a year ago, largely due to increases in long-term interest rates decreasing the fair value of insurance investments compared to decreases in long-term interest rates increasing the fair value of insurance investments in the prior year, partially offset by higher annuity premiums. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities (CCPB), as discussed on page 10. Given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB, we generally focus on analyzing revenue net of CCPB.

BMO Financial Group Third Quarter Report 2017 7

Q3 2017 vs Q2 2017

Revenue decreased $282 million or 5% from the prior quarter. Net revenue increased $173 million or 3%, or 5% excluding the impact of the weaker U.S. dollar.

Canadian P&C revenue increased 8% primarily due to increased non-interest revenue, the impact of three more days in the current quarter, higher balances across most products and higher net interest margin. U.S. P&C revenue increased 2% on a Canadian dollar basis. U.S. P&C revenue increased 6% on a U.S. dollar basis mainly due to more days and higher deposit revenue. Traditional wealth revenue increased 2% due to more days. Net insurance revenue increased due to a modest benefit from more favourable market movements in the current quarter. BMO Capital Markets revenue decreased 11%. Trading Products revenue decreased primarily due to lower trading revenues, partly reflecting reduced activity with certain clients in our equities business, in part as a result of recent tax law changes. Investment and Corporate Banking revenue decreased from a strong second quarter due to reduced mergers and acquisitions advisory and underwriting activity. Corporate Services revenue increased due to a lower group teb adjustment in the current quarter, partially offset by lower revenue compared to above-trend revenue excluding teb in the prior quarter.

Net interest income increased $124 million or 5% to $2,533 million from the prior quarter, or 7% excluding the impact of the weaker U.S. dollar, due to more days and improved margins in Canadian and US P&C. Average earning assets decreased $4.0 billion or 1% to $646.6 billion. Excluding the impact of the weaker U.S. dollar average earning assets increased $4.1 billion or 1% primarily due to loan growth. BMO’s overall net interest margin increased 3 basis points, and 6 basis points on an excluding trading basis, from the prior quarter mainly due to the P&C businesses, including improved deposit spreads in U.S. P&C and improved spreads on lending products and changes in product mix including deposits growing faster than loans in Canadian P&C.

Non-interest revenue increased $49 million or 2% on a net revenue basis.

Gross insurance revenue decreased $443 million from the prior quarter, largely due to increases in long-term interest rates decreasing the fair value of insurance investments compared to decreases in long-term interest rates in the prior quarter increasing the fair value of investments, partially offset by higher annuity sales. The decrease in insurance revenue was largely offset by lower insurance claims, commissions and changes in policy benefit liabilities as discussed on page 10.

Q3 YTD 2017 vs Q3 YTD 2016

Year-to-date total reported revenue increased $796 million or 5% to $16,605 million and adjusted revenue, which excludes a negative cumulative accounting adjustment in the prior year, increased $712 million or 4% to $16,605 million. On a net basis, revenue increased $1,295 million or 9% to $15,640 million and adjusted revenue increased $1,211 million or 8% to $15,640 million.

Net interest income increased $98 million or 1% to $7,472 million primarily due to loan growth, partially offset by lower net interest income from certain trading businesses. Average earning assets increased by $28.4 billion or 5% to $648.2 billion due to higher securities and loan growth. BMO’s overall net interest margin decreased 5 basis points to 1.54% due to lower net interest income from certain trading businesses. Net interest margin (excluding trading) increased 1 basis point from the prior year to 1.86%.

Year-to-date non-interest revenue increased $1,197 million or 17% to $8,168 million on a net revenue basis. Adjusted net non-interest revenue increased $1,113 million or 16% to $8,168 million mainly due to increased underwriting and advisory fees, trading revenues and insurance revenue, as well as the net gain in the current year and the investment write-down in the prior year.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016
Canadian P&C	254	249	255	251	254
U.S. P&C	380	373	357	374	364
Personal and Commercial Banking	293	288	288	290	290
Wealth Management	243	250	236	246	236
BMO Capital Markets (2)	35	57	55	48	60
Corporate Services (3)	nm	nm	nm	nm	nm
Total BMO net interest margin	155	152	158	154	159
Total BMO net interest margin (excluding trading)	190	184	187	186	185
Total Canadian Retail (4)	251	247	252	249	251

  (1) Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.

  (2) Decreases in BMO Capital Markets net interest margin Q-Q, Y-Y and over YTD related to teb are offset by increases in Corporate Services.

  (3) Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.

  (4) Total Canadian Retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

  nm - not meaningful.

8 BMO Financial Group Third Quarter Report 2017

Provisions for Credit Losses

Q3 2017 vs Q3 2016

The total provision for credit losses was $134 million, a decrease of $123 million from the prior year. There was a $76 million pre-tax decrease in the collective allowance this quarter largely as a result of positive portfolio migration, which decreased the provision for credit losses. The specific provision for credit losses of $210 million decreased $47 million due to lower provisions in BMO Capital Markets and Canadian P&C.

Canadian P&C provisions decreased $27 million to $125 million mainly due to lower commercial provisions. U.S. P&C provisions of $79 million increased $4 million due to lower recoveries, partially offset by lower new provisions. Net recoveries of credit losses in BMO Capital Markets were $2 million compared with a net provision of $37 million in the prior year, primarily due to lower new oil and gas provisions. Corporate Services specific provision increased $14 million primarily due to lower credit recoveries.

Q3 2017 vs Q2 2017

The total provision for credit losses decreased $125 million. The specific provision for credit losses decreased $49 million due to lower provisions in BMO Capital Markets and U.S. P&C.

Canadian P&C provisions decreased $3 million due to lower provisions in the consumer and commercial portfolios. U.S. P&C provisions decreased $11 million due to lower new provisions, partially offset by lower recoveries. Net recoveries of credit losses in BMO Capital Markets were $2 million compared with a net provision of $46 million in the prior quarter, primarily due to lower new provisions. Corporate Services specific provision increased $9 million primarily due to lower credit recoveries.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016
Canadian P&C	125	128	152	371	419
U.S. P&C	79	90	75	229	191
Personal and Commercial Banking	204	218	227	600	610
Wealth Management	5	1	4	8	8
BMO Capital Markets	(2)	46	37	40	89
Corporate Services	3	(6)	(11)	(6)	(66)
Specific provision for credit losses	210	259	257	642	641
Decrease in the collective allowance for credit losses	(76)	-	-	(76)	-
Provision for credit losses	134	259	257	566	641

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016
New specific provisions	318	403	400	1,030	1,047
Reversals of previously established allowances	(47)	(80)	(74)	(194)	(143)
Recoveries of loans previously written-off	(61)	(64)	(69)	(194)	(263)
Specific provision for credit losses	210	259	257	642	641
Decrease in the collective allowance for credit losses	(76)	-	-	(76)	-
Provision for credit losses	134	259	257	566	641
PCL-to-average net loans and acceptances (annualized) (%)	0.14	0.28	0.29	0.20	0.24
Specific PCL-to-average net loans and acceptances (annualized) (%)	0.22	0.28	0.29	0.23	0.24

Impaired Loans

Total gross impaired loans (GIL) were $2,109 million at the end of the current quarter, down from $2,307 million a year ago primarily due to a decrease in BMO Capital Markets and the impact of the weaker U.S. dollar, partially offset by an increase in U.S. P&C. GIL decreased from $2,399 million in the second quarter of 2017 due to the impact of the weaker U.S. dollar, and a decrease in BMO Capital Markets and U.S. P&C.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $405 million, down from $752 million in the second quarter of 2017 and $645 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016
GIL, beginning of period	2,399	2,196	2,196	2,332	1,959
Classified as impaired during the period	405	752	645	1,666	1,957
Transferred to not impaired during the period	(159)	(160)	(144)	(472)	(444)
Net repayments	(242)	(284)	(297)	(823)	(708)
Amounts written-off	(150)	(179)	(153)	(476)	(456)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	1	(1)	-	(1)	(6)
Foreign exchange and other movements	(145)	75	60	(117)	5
GIL, end of period	2,109	2,399	2,307	2,109	2,307
GIL-to-gross loans and acceptances (%)	0.56	0.63	0.63	0.56	0.63
(1) GIL excludes purchased credit impaired loans.

BMO Financial Group Third Quarter Report 2017 9

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $253 million in the third quarter of 2017, down from $691 million in the third quarter of 2016 and from $708 million in the second quarter of 2017 due to increases in long-term interest rates decreasing the fair value of policy benefit liabilities compared to decreases in long-term interest rates in the third quarter of 2016 and the second quarter of 2017 increasing the fair value of policy benefit liabilities, partially offset by increased annuity liabilities due to higher sales. These decreases were largely offset in revenue.

Non-Interest Expense

Reported non-interest expense of $3,278 million increased $186 million or 6% from the third quarter a year ago. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods. Adjusted non-interest expense of $3,223 million increased $198 million or 7% primarily due to higher employee-related expenses, in part due to foreign currency translation on deferred compensation, higher technology investments and other costs.

Reported and adjusted non-interest expense were relatively unchanged from the second quarter of 2017. Adjusted non-interest expense increased 2% excluding the impact of the weaker U.S. dollar. The impact of three more days and foreign exchange translation on deferred compensation increased reported and adjusted non-interest expense by approximately 2.6%.

Reported operating leverage, on a net revenue basis, was negative 0.7% year over year. Adjusted operating leverage, on a net revenue basis, was negative 1.2% year over year. The reported efficiency ratio was 60.0% compared to 54.9% in the prior year, and was 63.0% on a net revenue basis compared to 62.6% in the prior year. The adjusted efficiency ratio was 59.0% compared to 53.7% in the prior year, and was 61.9% on a net revenue basis compared to 61.2% in the prior year.

Reported non-interest expense for the year to date increased $259 million or 3% from the prior year. Adjusted non-interest expense excludes a restructuring charge recorded in the second quarter of the prior year in addition to the items noted above. Adjusted non-interest expense increased $466 million or 5%. Non-interest expense is detailed in the unaudited interim consolidated financial statements. Year-to-date reported operating leverage and adjusted operating leverage, on a net revenue basis, were 6.3% and 3.4% respectively.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $407 million increased $59 million from the third quarter of 2016 and increased $157 million from the second quarter of 2017. The effective tax rate for the quarter was 22.7%, compared with 21.9% a year ago and 16.7% in the second quarter of 2017.

The adjusted provision for income taxes of $399 million increased $34 million from a year ago and increased $132 million from the second quarter of 2017. The adjusted effective tax rate was 22.5% in the current quarter, compared with 22.0% a year ago and 17.1% in the second quarter of 2017. The higher reported and adjusted tax rates in the current quarter relative to both the third quarter of 2016 and second quarter of 2017 were primarily due to lower tax-exempt income from securities, partially offset by a favourable tax item. On a teb basis, the reported effective tax rate for the quarter was 25.3%, compared with 26.7% a year ago and 27.0% in the second quarter of 2017. On a teb basis, the adjusted effective tax rate for the quarter was 25.1%, compared with 26.7% a year ago and 27.0% in the second quarter of 2017.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

10 BMO Financial Group Third Quarter Report 2017

Capital Management

Third Quarter 2017 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.2% at July 31, 2017.

The CET1 Ratio decreased from 11.3% at the end of the second quarter due largely to business growth and share repurchases during the quarter, partially offset by retained earnings growth. The CET1 Ratio increased from 10.1% at October 31, 2016, mainly due to higher retained earnings and lower risk-weighted assets (RWA). The impact of foreign exchange movements on the CET1 Ratio was largely offset, as outlined below.

CET1 Capital at July 31, 2017, was $29.6 billion, down from $30.6 billion at April 30, 2017, mainly due to foreign exchange movement impacts on accumulated other comprehensive income and share repurchases during the quarter, partially offset by higher retained earnings. CET1 Capital was up $1.4 billion from October 31, 2016, mainly due to higher retained earnings, partially offset by the impact of foreign exchange movements.

RWA was $265 billion at July 31, 2017, down from $271 billion at April 30, 2017, largely due to the impact of foreign exchange movements, partially offset by business growth. RWA was down $13 billion from October 31, 2016, which primarily reflects the impact of foreign exchange movements and executing on risk mitigation and management opportunities, partially offset by business growth.

The bank’s Tier 1 and Total Capital Ratios were 12.9% and 15.2%, respectively, at July 31, 2017, compared with 12.8% and 14.9%, respectively, at April 30, 2017. The Tier 1 Capital Ratio was higher than April 30, 2017 mainly due to the issuance of preferred shares. The Total Capital Ratio was higher due to the issuance of preferred shares and subordinated notes. The Tier 1 and Total Capital Ratios were 11.6% and 13.6%, respectively, at October 31, 2016. The July 31, 2017 Tier 1 Capital Ratio was higher than October 31, 2016 primarily due to higher CET1 Capital, discussed above, and the issuance of preferred shares. The Total Capital Ratio was higher compared with October 31, 2016, primarily due to higher Tier 1 Capital and the issuance of subordinated notes.

BMO’s Basel III Leverage Ratio was 4.4% at July 31, 2017, up from 4.3% at April 30, 2017. The July 31, 2017 Basel III Leverage Ratio was up from 4.2% at October 31, 2016 mainly due to higher Tier 1 Capital.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the third quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In December 2016, the Office of the Superintendent of Financial Institutions (OSFI) released the final version of the Capital Adequacy Requirements (CAR) Guideline for implementation in the first quarter of fiscal 2017. Updates included revisions to the treatment of insured residential mortgages, final guidance on the downturn loss given default floor which applies to banks using an internal rating-based approach for loans secured by residential real estate and rules for equity investment in funds. In August 2017, OSFI released for public consultation revisions to the CAR for implementation in the first quarter of fiscal 2018. The revisions mainly related to the treatment of allowances as a result of the expected adoption of IFRS 9. OSFI also expressed its intention to implement in the first quarter of fiscal 2019 the Standardized Approach to Counterparty Credit Risk and the revisions to the capital requirements for bank exposures to central counterparties, subject to the implementation readiness of key foreign market counterparties, and the revised securitization framework which was released by the Basel Committee on Banking Supervision (BCBS) in July 2016.

OSFI also implemented the countercyclical capital buffer in the first quarter of fiscal 2017. It is calculated as the weighted average of buffers in effect in jurisdictions where the bank has private sector credit exposures. The impact of the countercyclical capital buffer has been immaterial.

In March 2017, the BCBS issued a press release which reaffirmed their commitment to finalize reforms to the Basel III framework. BCBS stated that the finalization is taking more time than originally expected, but they are committed to reaching agreement on remaining differences, with OSFI noting in April 2017 that their preference is for BCBS to reach an agreement that all member jurisdictions will support and implement. OSFI also stated that Canada is preparing to move ahead on its own, with a Canada-specific plan for improving the capital regime. If OSFI concludes the negotiation is unlikely to restart in the near future, they have said they will put that plan into action in a measured way.

In March 2017, BCBS issued a Pillar 3 standard which aims to improve comparability and consistency of financial regulatory disclosures through more standardized formats. The standard includes new disclosure requirements in respect of the Total Loss-Absorbing Capacity (TLAC) regime.

In June 2017, OSFI released a draft guideline on TLAC for comment. OSFI’s draft guideline will apply to Canada’s Domestic Systemically Important Banks (D-SIBs) as part of the federal government’s Bail-in Regime. The draft TLAC guideline is consistent with international standards developed by the Financial Stability Board, but is tailored to the Canadian context. Public disclosure of D-SIBs’ TLAC ratios is anticipated to begin in the first quarter of fiscal 2019, and D-SIBs are expected to fully meet the TLAC requirements by November 2021. OSFI expects to release the final TLAC guideline later in 2017.

In conjunction with OSFI’s release of the draft guideline on TLAC, the Department of Finance introduced draft regulations setting out the details of the bail-in framework for Canada’s six D-SIBs. The bail-in regulations will likely be finalized this fall and effective 180 days later. The new regulations enable a conversion of bail-in instruments with an original term to maturity greater than 400 days into common shares if the Canada Deposit Insurance Corporation deems appropriate. The bail-in regulations and TLAC guideline are not expected to have a material impact on BMO’s funding strategy.

BMO Financial Group Third Quarter Report 2017 11

In July 2017, OSFI extended the Canadian implementation of the Minimum Capital Requirements for Market Risk (Fundamental Review of the Trading Book, or FRTB) rules by at least one year, with the first regulatory reporting under the FRTB rules commencing no earlier than the first quarter of fiscal 2021.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 70 to 76, the Liquidity and Funding Risk section on pages 100 to 105 and the Legal and Regulatory Risk section on pages 110 to 111 of BMO’s 2016 Annual Report.

Other Capital Developments

We renewed our normal course issuer bid (NCIB) effective May 1, 2017 for one year. Under the NCIB, we may repurchase up to 15 million of our common shares for cancellation. In June 2017, the Toronto Stock Exchange (TSX) approved amendments to the NCIB to allow us to repurchase common shares under the NCIB by way of private agreement or under a specific share repurchase program. The timing and amount of purchases under the NCIB are subject to management discretion based on factors such as market conditions and capital levels. The bank will periodically consult with OSFI before making purchases under the NCIB. During the quarter, we repurchased and cancelled 4 million common shares as part of the NCIB at an average cost of $87.38 per share, totalling $349 million, all of which were purchased pursuant to a specific share repurchase program. Such purchases were made from an arm’s length third party seller and at a discount to the prevailing market price of our common shares on the TSX at the time of purchases.

During the quarter, 0.6 million common shares were issued through the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and the exercise of stock options.

On May 31, 2017, we completed our domestic public offering of $850 million of subordinated notes, Series I Medium-Term Notes, Second Tranche, through our Canadian Medium-Term Note Program.

On June 29, 2017, we completed our domestic public offering of $400 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 42 (Non-Viability Contingent Capital (NVCC)).

On August 29, 2017, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.90 per common share, unchanged from the preceding quarter and up $0.04 per share and 5% from a year ago.

The dividend is payable on November 28, 2017, to shareholders of record on November 1, 2017. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP.

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q4-2016
Gross Common Equity (2)	38,694	40,573	38,464
Regulatory adjustments applied to Common Equity	(9,090)	(10,018)	(10,305)
Common Equity Tier 1 Capital (CET1)	29,604	30,555	28,159
Additional Tier 1 Eligible Capital (3)	4,690	4,290	4,290
Regulatory adjustments applied to Tier 1	(213)	(217)	(213)
Additional Tier 1 Capital (AT1)	4,477	4,073	4,077
Tier 1 Capital (T1 = CET1 + AT1)	34,081	34,628	32,236
Tier 2 Eligible Capital (4)	6,339	5,721	5,677
Regulatory adjustments applied to Tier 2	(56)	(50)	(51)
Tier 2 Capital (T2)	6,283	5,671	5,626
Total Capital (TC = T1 + T2)	40,364	40,299	37,862

Risk-weighted assets (5) (6)
CET1 Capital Risk-Weighted Assets	264,819	270,791	277,562
Tier 1 Capital Risk-Weighted Assets	264,819	270,791	277,562
Total Capital Risk-Weighted Assets	264,819	270,791	277,562

Capital Ratios (%)
CET1 Ratio	11.2	11.3	10.1
Tier 1 Capital Ratio	12.9	12.8	11.6
Total Capital Ratio	15.2	14.9	13.6

  (1) “All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

  (2) Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.

  (3) Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

  (4) Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

  (5) Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively, in 2017.

  (6) For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

12 BMO Financial Group Third Quarter Report 2017

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at Aug 21, 2017	Number of shares or dollar amount (in millions)
Common shares	649

Class B Preferred shares
Series 16	$157
Series 17	$143
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500
Series 42	$400

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (1)	$1,000
Series I - First Tranche (1)	$1,250
Series I - Second Tranche (2)	$850

Stock options
Vested	5.1
Non-vested	2.9

  (1) Details on the Series H Medium-Term Notes, First Tranche and Second Tranche and Series I Medium-Term Notes, First Tranche are outlined in Note 15 to the audited consolidated financial statements on page 173 of BMO’s 2016 Annual Report

  (2) Details on the Series I Medium-Term Notes, Second Tranche, are outlined in Note 7 of the unaudited interim consolidated financial statements.

Details on share capital are outlined in Note 8 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 174 of BMO’s 2016 Annual Report.

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Third Quarter Report 2017 13

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the third quarter of 2017.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to better align with current experience. Results for prior periods are restated to conform to the current presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Net interest income (teb)	2,243	2,136	2,163	6,591	6,398
Non-interest revenue	805	752	776	2,461	2,225
Total revenue (teb)	3,048	2,888	2,939	9,052	8,623
Provision for credit losses	204	218	227	600	610
Non-interest expense	1,653	1,612	1,573	4,905	4,745
Income before income taxes	1,191	1,058	1,139	3,547	3,268
Provision for income taxes (teb)	299	279	301	873	857
Reported net income	892	779	838	2,674	2,411
Amortization of acquisition-related intangible assets (1)	12	12	13	37	39
Adjusted net income	904	791	851	2,711	2,450

Net income growth (%)	6.4	(1.8)	7.5	10.9	11.1
Adjusted net income growth (%)	6.2	(1.8)	7.3	10.6	10.8
Revenue growth (%)	3.7	2.5	12.1	5.0	13.4
Non-interest expense growth (%)	5.1	2.8	8.3	3.4	11.8
Adjusted non-interest expense growth (%)	5.2	2.8	8.4	3.5	12.0
Return on equity (%)	16.9	14.9	16.1	16.7	15.6
Adjusted return on equity (%)	17.1	15.2	16.4	17.0	15.9
Operating leverage (%) (teb)	(1.4)	(0.3)	3.8	1.6	1.6
Adjusted operating leverage (%) (teb)	(1.5)	(0.3)	3.7	1.5	1.4
Efficiency ratio (%) (teb)	54.2	55.8	53.5	54.2	55.0
Adjusted efficiency ratio (%) (teb)	53.7	55.2	52.9	53.6	54.4
Net interest margin on average earning assets (%) (teb)	2.93	2.88	2.88	2.90	2.90
Average earning assets	303,524	303,819	298,455	303,497	294,776
Average net loans and acceptances	305,971	305,287	297,932	305,093	294,115
Average deposits	238,998	239,063	230,418	239,130	228,204

  (1) Before tax amounts of: $17 million in each of Q3-2017 and Q3-2016; $16 million in Q2-2017; $50 million for YTD-2017 and $53 million for YTD-2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $892 million and adjusted net income of $904 million were both up 6% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section

14 BMO Financial Group Third Quarter Report 2017

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Net interest income	1,334	1,254	1,285	3,891	3,761
Non-interest revenue	521	470	485	1,667	1,406
Total revenue	1,855	1,724	1,770	5,558	5,167
Provision for credit losses	125	128	152	371	419
Non-interest expense	904	882	864	2,687	2,578
Income before income taxes	826	714	754	2,500	2,170
Provision for income taxes	212	183	194	612	556
Reported net income	614	531	560	1,888	1,614
Amortization of acquisition-related intangible assets (1)	1	-	1	2	2
Adjusted net income	615	531	561	1,890	1,616

Personal revenue	1,203	1,113	1,154	3,487	3,372
Commercial revenue	652	611	616	2,071	1,795
Net income growth (%)	9.4	1.2	1.1	16.9	4.7
Revenue growth (%)	4.8	3.2	4.3	7.6	4.8
Non-interest expense growth (%)	4.7	4.8	2.2	4.2	3.4
Adjusted non-interest expense growth (%)	4.7	4.8	2.2	4.2	3.4
Operating leverage (%)	0.1	(1.6)	2.1	3.4	1.4
Adjusted operating leverage (%)	0.1	(1.6)	2.1	3.4	1.4
Efficiency ratio (%)	48.7	51.1	48.8	48.3	49.9
Net interest margin on average earning assets (%)	2.54	2.49	2.55	2.51	2.54
Average earning assets	208,682	206,757	200,709	207,042	198,066
Average net loans and acceptances	216,878	214,139	207,240	214,573	204,168
Average deposits	154,102	151,358	142,926	151,871	140,836

  (1) Before tax amounts of: $1 million in each of Q3-2017 and Q3-2016; $nil in Q2-2017; and $2 million for each of YTD 2017 and YTD 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2017 vs Q3 2016

Canadian P&C reported net income of $614 million and adjusted net income of $615 million both increased $54 million or 9% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. Revenue of $1,855 million increased $85 million or 5% from the prior year, primarily due to higher balances across most products and increased non-interest revenue. Net interest margin of 2.54% was down 1 basis point.

Personal revenue increased $49 million or 4% due to higher balances across most products and increased non-interest revenue.

Commercial revenue increased $36 million or 6% primarily due to higher balances across most products and increased non-interest revenue.

Provisions for credit losses decreased $27 million to $125 million mainly due to lower commercial provisions. Non-interest expense of $904 million increased $40 million or 5% reflecting continued investment in the business, including select sales force investment and a focus on our digital strategy.

Average net loans and acceptances of $216.9 billion increased $9.6 billion or 5% from a year ago. Total personal lending balances (excluding retail cards) increased 4% and commercial loan balances (excluding corporate cards) grew 8%. Average deposits of $154.1 billion increased $11.2 billion or 8%. Personal deposit balances increased 7% mainly due to growth in chequing accounts and term deposits, while commercial deposit balances grew 9%.

Q3 2017 vs Q2 2017

Reported and adjusted net income both increased 16% from the prior quarter. Revenue increased $131 million or 8% primarily due to increased non-interest revenue, the impact of three more days in the current quarter, higher balances across most products and higher net interest margin. Net interest margin of 2.54% was up 5 basis points primarily due to improved spreads on lending products, and changes in product mix including deposits growing faster than loans.

Personal revenue increased $90 million or 8% and commercial revenue increased $41 million or 7% due to higher non-interest revenue, more days, higher balances across most products and higher net interest margin.

Provisions for credit losses decreased $3 million due to lower provisions in both the consumer and commercial portfolios. Non-interest expense increased $22 million or 3% mainly due to the impact of more days.

Average net loans and acceptances increased $2.7 billion or 1%, while average deposits increased $2.7 billion or 2%.

Q3 YTD 2017 vs Q3 YTD 2016

Reported net income of $1,888 million and adjusted net income of $1,890 million both increased $274 million or 17% from the prior year. Revenue of $5,558 million increased $391 million or 8% due to higher balances across most products, the gain on sale in the first quarter of 2017 and increased non-interest revenue, partially offset by lower net interest margin.

Provisions for credit losses of $371 million decreased $48 million due to lower commercial and consumer provisions. Non-interest expense of $2,687 million increased $109 million or 4% reflecting continued investment in the business.

Average net loans and acceptances of $214.6 billion increased $10.4 billion or 5%, while average deposits of $151.9 billion increased $11.0 billion or 8%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2017 15

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Net interest income (teb)	701	657	674	2,042	1,989
Non-interest revenue	219	210	223	601	618
Total revenue (teb)	920	867	897	2,643	2,607
Provision for credit losses	59	68	58	172	144
Non-interest expense	577	545	544	1,678	1,634
Income before income taxes	284	254	295	793	829
Provision for income taxes (teb)	70	69	82	198	227
Reported net income	214	185	213	595	602
Amortization of acquisition-related intangible assets (1)	9	9	9	27	28
Adjusted net income	223	194	222	622	630

Net income growth (%)	0.7	(10.5)	20.7	(1.1)	18.5
Adjusted net income growth (%)	0.4	(10.2)	18.9	(1.2)	16.8
Revenue growth (%)	2.4	(1.6)	23.1	1.4	20.3
Non-interest expense growth (%)	6.1	(2.5)	13.5	2.7	15.2
Adjusted non-interest expense growth (%)	6.4	(2.4)	14.1	2.9	15.9
Operating leverage (%) (teb)	(3.7)	0.9	9.6	(1.3)	5.1
Adjusted operating leverage (%) (teb)	(4.0)	0.8	9.0	(1.5)	4.4
Efficiency ratio (%) (teb)	62.8	62.8	60.6	63.5	62.7
Adjusted efficiency ratio (%) (teb)	61.5	61.4	59.2	62.1	61.2
Net interest margin on average earning assets (%) (teb)	3.80	3.73	3.57	3.74	3.64
Average earning assets	73,130	72,363	75,021	72,954	72,958
Average net loans and acceptances	68,700	67,954	69,607	68,466	67,856
Average deposits	65,424	65,396	67,155	65,984	65,900

(Canadian $ equivalent in millions)
Net interest income (teb)	909	882	878	2,700	2,637
Non-interest revenue	284	282	291	794	819
Total revenue (teb)	1,193	1,164	1,169	3,494	3,456
Provision for credit losses	79	90	75	229	191
Non-interest expense	749	730	709	2,218	2,167
Income before income taxes	365	344	385	1,047	1,098
Provision for income taxes (teb)	87	96	107	261	301
Reported net income	278	248	278	786	797
Adjusted net income	289	260	290	821	834

Net income growth (%)	0.2	(7.5)	23.6	(1.3)	27.0
Adjusted net income growth (%)	(0.1)	(7.3)	21.8	(1.5)	25.1
Revenue growth (%)	2.0	1.4	26.5	1.1	29.3
Non-interest expense growth (%)	5.6	0.4	16.8	2.4	23.9
Adjusted non-interest expense growth (%)	5.9	0.5	17.4	2.6	24.6
Average earning assets	94,842	97,062	97,746	96,455	96,710
Average net loans and acceptances	89,093	91,148	90,692	90,520	89,947
Average deposits	84,896	87,705	87,492	87,259	87,368

  (1) Before tax amounts of: US$12 million in each of Q3-2017 and Q2-2017; US$13 million in Q3-2016; US$36 million for YTD 2017 and US$39 million for YTD 2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2017 vs Q3 2016

Reported net income of $278 million was flat and adjusted net income of $289 million was down $1 million compared to a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $214 million and adjusted net income of $223 million were slightly higher compared to a year ago as higher revenue and a more favourable tax rate were largely offset by higher expenses. Revenue of $920 million increased $23 million or 2%, mainly due to higher deposit revenue, net of loan spread compression. Net interest margin increased 23 basis points to 3.80%, driven by higher deposit revenue and a benefit from a reduction in low spread assets, net of loan spread compression.

Provisions for credit losses of $59 million increased $1 million due to lower recoveries, partially offset by lower new provisions. Non-interest expense of $577 million and adjusted non-interest expense of $565 million both increased 6%, reflecting higher employee-related expenses, technology investments and marketing costs.

Average net loans and acceptances decreased $0.9 billion or 1% from the prior year to $68.7 billion, due to declines in personal loan volumes including the indirect auto loan sale, partially offset by commercial loan growth of 5%.

Average deposits decreased $1.7 billion or 3% from the prior year due to expected declines in commercial volumes given higher interest rates, partially offset by growth in personal volumes across all deposit products.

Q3 2017 vs Q2 2017

Reported net income increased 12% and adjusted net income increased 11% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income increased 16% and adjusted net income increased 15% from the prior quarter due to higher deposit revenue, a more favourable tax rate, three more days in the current quarter and lower provisions for credit losses, partially offset by higher expenses. Revenue increased $53 million or 6% mainly due to more days and higher deposit revenue. Net interest margin increased 7 basis points driven by higher deposit spreads, net of loan spread compression.

16 BMO Financial Group Third Quarter Report 2017

Provisions for credit losses decreased $9 million due to lower new provisions, partially offset by lower recoveries. Non-interest expense and adjusted non-interest expense both increased $32 million or 6% mainly due to more days, and increases in other areas including technology and marketing.

Average net loans and acceptances increased $0.7 billion or 1% from the prior quarter. Average deposits were relatively stable.

Q3 YTD 2017 vs Q3 YTD 2016

Reported net income of $786 million and adjusted net income of $821 million were both slightly lower compared to the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $595 million and adjusted net income of $622 million were both slightly lower compared to the prior year. Revenue of $2,643 million increased $36 million mainly due to higher deposit revenue and increased loan volumes, net of loan spread compression and the impact of the loss on the loan sale. Net interest margin increased 10 basis points to 3.74%, driven by higher deposit revenue and a benefit from a reduction in low spread assets, net of loan spread compression.

Provisions for credit losses of $172 million increased $28 million due to higher new provisions and lower recoveries. Non-interest expense of $1,678 million and adjusted non-interest expense of $1,642 million both increased 3%.

Average net loans and acceptances increased $0.6 billion or 1% from the prior year to $68.5 billion, driven by commercial loan growth of 9%, partially offset by declines in personal loan volumes, including the loan sale.

Average deposits of $66.0 billion were stable compared to the prior year as growth in personal volumes across all deposit products was offset by a decline in commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Net interest income	175	169	154	511	452
Non-interest revenue	1,262	1,695	1,618	4,002	4,154
Total revenue	1,437	1,864	1,772	4,513	4,606
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	253	708	691	965	1,464
Revenue, net of CCPB	1,184	1,156	1,081	3,548	3,142
Provision for credit losses	5	1	4	8	8
Non-interest expense	832	821	810	2,507	2,504
Income before income taxes	347	334	267	1,033	630
Provision for income taxes	83	83	66	252	148
Reported net income	264	251	201	781	482
Acquisition integration costs (1)	-	-	9	-	23
Amortization of acquisition-related intangible assets (2)	15	21	17	51	55
Adjusted net income	279	272	227	832	560

Traditional Wealth businesses reported net income	188	178	147	528	338
Traditional Wealth businesses adjusted net income	203	199	173	579	416
Insurance reported net income	76	73	54	253	144
Net income growth (%)	31.6	86.5	(4.0)	61.9	(20.4)
Adjusted net income growth (%)	22.7	72.4	(2.0)	48.3	(17.9)
Revenue growth (%)	(18.9)	33.4	32.6	(2.0)	7.0
Revenue growth, net of CCPB (%)	9.5	16.7	(3.3)	12.9	(5.3)
Non-interest expense growth (%)	2.6	0.6	(3.5)	0.1	-
Adjusted non-interest expense growth (%)	4.5	1.0	(3.8)	1.6	0.1
Return on equity (%)	17.6	17.0	13.2	17.1	10.5
Adjusted return on equity (%)	18.5	18.4	15.0	18.2	12.2
Operating leverage, net of CCPB (%)	6.9	16.1	0.2	12.8	(5.3)
Adjusted operating leverage, net of CCPB (%)	5.0	15.7	0.5	11.3	(5.4)
Efficiency ratio, net of CCPB (%)	70.3	71.1	75.0	70.7	79.7
Adjusted efficiency ratio (%)	56.7	42.7	43.9	54.2	52.3
Adjusted efficiency ratio, net of CCPB (%)	68.8	68.8	72.0	68.9	76.6
Assets under management and administration	878,423	920,345	863,027	878,423	863,027
Average earning assets	28,444	27,846	25,982	27,781	25,592
Average net loans and acceptances	18,323	17,932	16,598	17,904	16,291
Average deposits	33,778	33,919	30,189	33,291	29,604

U.S. Select Financial Data (US$ in millions)
Total revenue	165	159	165	482	433
Non-interest expense	137	133	140	406	436
Reported net income	22	19	17	58	(2)
Adjusted net income	25	22	21	67	9
Average earning assets	3,386	3,328	3,502	3,331	3,460
Average net loans and acceptances	3,345	3,283	3,293	3,282	3,198
Average deposits	5,820	5,767	5,445	5,749	5,642

  (1) F&C acquisition integration costs before tax amounts of: $10 million in Q3-2016 and $28 million for YTD-2016 are included in non-interest expense.

  (2) Before tax amounts of: $17 million in Q3-2017; $26 million in Q2-2017; $22 million in Q3-2016; $62 million for YTD-2017 and $69 million for YTD-2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2017 17

Q3 2017 vs Q3 2016

Reported net income of $264 million was up $63 million or 32% and adjusted net income of $279 million was up $52 million or 23% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs. Traditional wealth reported net income of $188 million increased $41 million or 28% and adjusted net income of $203 million increased $30 million or 17% from a year ago, reflecting business growth and improved equity markets. Insurance net income of $76 million increased $22 million or 43% due to unfavourable market movements a year ago relative to a modest benefit from favourable market movements in the current quarter.

Revenue was $1,437 million compared to $1,772 million a year ago. Revenue, net of CCPB, of $1,184 million increased $103 million or 9%. Revenue in traditional wealth of $1,051 million increased $70 million or 7% driven by improved equity markets and business growth. Insurance revenue, net of CCPB, was $133 million, up $33 million from a year ago due to the factors noted above.

Non-interest expense of $832 million increased $22 million or 3% and adjusted non-interest expense of $815 million increased $37 million or 5% mainly due to higher revenue-based costs and technology costs.

Assets under management and administration increased $15 billion or 2% from a year ago to $878 billion due to equity market appreciation and growth in new client assets, partially offset by unfavourable foreign exchange movements. Year-over-year loans and deposits grew by 10% and 12%, respectively, as we continue to diversify our product mix.

Q3 2017 vs Q2 2017

Reported net income was $264 million compared to $251 million in the prior quarter and adjusted net income was $279 million compared to $272 million. Traditional wealth reported net income increased $10 million or 7% and adjusted net income increased $4 million or 3% due to the impact of three more days in the current quarter. Insurance net income of $76 million increased $3 million due to a modest benefit from more favourable market movements in the current quarter.

Revenue, net of CCPB, increased 2% from the prior quarter. Revenue in traditional wealth increased $19 million or 2% due to the impact of more days. Net insurance revenue increased $9 million due to the factor noted above.

Non-interest expense increased $11 million or 1% and adjusted non-interest expense increased $20 million or 2% mainly due to the impact of more days.

Assets under management and administration decreased $42 billion or 5% mainly due to unfavourable foreign exchange movements, partially offset by growth in new client assets. Quarter over quarter, loans grew 2% and deposits were relatively unchanged.

Q3 YTD 2017 vs Q3 YTD 2016

Reported net income was $781 million compared to $482 million a year ago. Adjusted net income was $832 million compared to $560 million in the prior year. Adjusted net income in traditional wealth of $579 million increased $163 million from the prior year primarily due to an investment write-down a year ago, business growth and improved equity markets. Insurance net income of $253 million was up $109 million from a year ago primarily due to the favourable benefits from market movements in the current year relative to unfavourable impacts a year ago and business growth.

Net revenue was $3,548 million compared to $3,142 million in the prior year. Revenue in traditional wealth of $3,123 million was up $267 million or 9% due to the investment write-down a year ago, improved market conditions and business growth, partially offset by the impact of the weaker British pound. Insurance revenue, net of CCPB, was $425 million, up $139 million from a year ago, due to the factors noted above.

Non-interest expense of $2,507 million was up $3 million and adjusted non-interest expense of $2,445 million was up $38 million from the prior year mainly due to higher revenue-based costs, partially offset by the benefits from productivity initiatives, the impact of the weaker British pound and divestitures.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18 BMO Financial Group Third Quarter Report 2017

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Net interest income (teb)	234	377	351	959	1,144
Non-interest revenue	833	823	731	2,536	2,015
Total revenue (teb)	1,067	1,200	1,082	3,495	3,159
Provision for (recovery of) credit losses	(2)	46	37	40	89
Non-interest expense	691	686	621	2,099	1,914
Income before income taxes	378	468	424	1,356	1,156
Provision for income taxes (teb)	86	147	107	367	295
Reported net income	292	321	317	989	861
Amortization of acquisition-related intangible assets (1)	1	1	1	2	1
Adjusted net income	293	322	318	991	862

Trading Products revenue	616	685	695	2,080	2,012
Investment and Corporate Banking revenue	451	515	387	1,415	1,147
Net income growth (%)	(7.8)	12.0	18.5	15.0	11.3
Revenue growth (%)	(1.3)	13.0	9.0	10.6	8.7
Non-interest expense growth (%)	11.3	8.4	(0.1)	9.7	3.0
Return on equity (%)	13.7	15.8	16.0	15.7	14.5
Operating leverage (%) (teb)	(12.6)	4.6	9.1	0.9	5.7
Efficiency ratio (%) (teb)	64.7	57.1	57.4	60.0	60.6
Net interest margin on average earning assets (%) (teb)	0.35	0.57	0.55	0.48	0.60
Average earning assets	267,224	271,298	254,093	269,404	254,506
Average assets	307,265	308,914	300,601	309,282	305,691
Average net loans and acceptances	52,745	52,239	46,943	51,741	45,434
Average deposits	144,768	152,543	149,099	149,209	149,585

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	317	339	281	1,003	824
Non-interest expense	244	224	207	695	637
Reported net income	55	68	50	211	114
Average earning assets	90,347	86,830	78,141	87,355	78,021
Average assets	95,292	92,138	85,394	92,710	85,741
Average net loans and acceptances	15,703	15,443	15,615	15,569	14,834
Average deposits	53,824	51,948	53,291	51,052	53,079

  (1) Before tax amounts of: $1 million in each of Q3-2017, Q2-2017 and Q3-2016; $3 million for YTD-2017 and $1 million for YTD-2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q3 2017 vs Q3 2016

Reported net income of $292 million and adjusted net income, which excludes the amortization of acquisition-related intangible assets, of $293 million both decreased $25 million or 8% from a year ago, as lower revenue and higher expenses were partially offset by lower provisions for credit losses. Return on equity was 13.7% compared to 16.0% in the prior year.

Revenue of $1,067 million decreased $15 million or 1% as increased Investment and Corporate Banking revenue, driven by good mergers and acquisitions advisory activity and higher corporate banking-related revenue, was more than offset by lower Trading Products revenue due to markets and lower levels of client activity.

Net recoveries of credit losses in BMO Capital Markets were $2 million compared with a net provision of $37 million in the prior year, primarily due to lower new oil and gas provisions. Non-interest expense increased $70 million or 11%, reflecting higher employee-related costs, including foreign exchange translation on deferred compensation, as well as business growth.

Q3 2017 vs Q2 2017

Reported net income and adjusted net income both decreased $29 million or 9% from the prior quarter, primarily due to lower revenue, partially offset by lower provisions for credit losses and a more favourable tax rate.

Revenue decreased $133 million or 11%. Trading Products revenue decreased primarily due to lower trading revenues, partly reflecting reduced activity with certain clients in our equities business, in part as a result of recent tax law changes. Investment and Corporate Banking revenue decreased from a strong second quarter due to reduced mergers and acquisitions advisory and underwriting activity.

Net recoveries of credit losses in BMO Capital Markets were $2 million compared with a net provision of $46 million in the prior quarter, primarily due to lower new provisions. Non-interest expense increased $5 million or 1%.

Q3 YTD 2017 vs Q3 YTD 2016

Reported net income of $989 million and adjusted net income of $991 million both increased 15% from the prior year.

Revenue of $3,495 million increased $336 million or 11%, primarily due to increases in investment banking activities and corporate banking-related revenue.

Provisions for credit losses of $40 million were $49 million lower than the prior year due to lower provisions and higher recoveries. Non-interest expense of $2,099 million increased $185 million or 10% due to higher employee-related costs, given growth, and other costs associated with business growth, including costs related to the acquired Greene Holcomb Fisher business.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2017 19

Corporate Services	Table 15

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q3-2016	YTD-2017	YTD-2016

Net interest income before group teb offset	(57)	(61)	(88)	(198)	(234)
Group teb offset	(62)	(212)	(106)	(391)	(386)
Net interest income (teb)	(119)	(273)	(194)	(589)	(620)
Non-interest revenue	26	62	34	134	41
Total revenue (teb)	(93)	(211)	(160)	(455)	(579)
Recovery of credit losses	(73)	(6)	(11)	(82)	(66)
Non-interest expense	102	157	88	422	511
Loss before income taxes	(122)	(362)	(237)	(795)	(1,024)
Recovery of income taxes (teb)	(61)	(259)	(126)	(474)	(556)
Reported net loss	(61)	(103)	(111)	(321)	(468)
Acquisition integration costs (1)	13	13	10	40	27
Cumulative accounting adjustment (2)	-	-	-	-	62
Restructuring costs (3)	-	-	-	-	132
Decrease in the collective allowance for credit losses (4)	(54)	-	-	(54)	-
Adjusted net loss	(102)	(90)	(101)	(335)	(247)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	-	(3)	(7)	(4)	(14)
Interest on impaired loans	-	-	-	-	-
Purchased credit impaired loans	3	(3)	(4)	(2)	(52)
Purchased performing loans	-	-	-	-	-
Provision for (recovery of) credit losses, adjusted basis	3	(6)	(11)	(6)	(66)
Decrease in the collective allowance for credit losses	(76)	-	-	(76)	-
Recovery of credit losses, reported basis	(73)	(6)	(11)	(82)	(66)
Average loans and acceptances	58	61	84	66	101
Period-end loans and acceptances	55	60	84	55	84

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(25)	(20)	(26)	(78)	(94)
Recovery of credit losses	(13)	(5)	(9)	(35)	(93)
Non-interest expense	33	70	42	161	152
Recovery of income taxes (teb)	(14)	(35)	(14)	(66)	(48)
Reported net loss	(31)	(50)	(45)	(138)	(105)
Adjusted total revenue (teb)	(25)	(20)	(26)	(78)	(94)
Adjusted provision for (recovery of) credit losses	3	(5)	(9)	(4)	(49)
Adjusted non-interest expense	19	56	30	118	67
Adjusted net loss	(33)	(41)	(37)	(131)	(79)

  (1) Acquisition integration costs related to the acquired BMO Transportation Finance business are primarily included in non-interest expense.

  (2) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

  (3) Restructuring charges before tax amounts of: $188 million in Q2-2016. Restructuring cost is included in non-interest expense.

  (4) Decrease in the collective allowance for credit losses before-tax amount of $76 million in Q3-2017.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Support Areas (CSAs), including Technology and Operations (T&O). CSAs provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for BMO Financial Group.

The costs of these CSA services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs, restructuring costs and adjustments to the collective allowance for credit losses.

Q3 2017 vs Q3 2016

Corporate Services net loss for the quarter was $61 million compared with a net loss of $111 million a year ago. Corporate Services adjusted net loss for the quarter was $102 million compared with an adjusted net loss of $101 million a year ago. Adjusted results in the current period exclude a $54 million after-tax decrease in the collective allowance and both periods exclude acquisition integration costs. Reported results increased due to the decrease in the collective allowance. Adjusted results were relatively unchanged as higher revenue excluding teb was largely offset by lower credit recoveries and higher expenses in the current quarter.

Q3 2017 vs Q2 2017

Corporate Services net loss for the quarter was $61 million compared with a net loss of $103 million in the prior quarter. Corporate Services adjusted net loss was $102 million, compared with an adjusted net loss of $90 million in the prior quarter. Adjusted results in the current period exclude a $54 million after-tax decrease in the collective allowance and both periods exclude acquisition integration costs. Adjusted results decreased due to lower revenue compared to above-trend revenue excluding teb in the prior quarter, a less favourable tax rate and lower credit recoveries, partially offset by lower expenses in the current quarter. Reported results increased due to the decrease in the collective allowance, partially offset by the net impact of the drivers noted above.

20 BMO Financial Group Third Quarter Report 2017

Q3 YTD 2017 vs Q3 YTD 2016

Corporate Services net loss for the year to date was $321 million, compared with a net loss of $468 million a year ago. Corporate Services adjusted net loss for the year to date was $335 million, compared with an adjusted net loss of $247 million a year ago. Adjusted results in the current period exclude the decrease in the collective allowance and both periods exclude acquisition integration costs. The prior year adjusted results also excluded a restructuring charge and negative cumulative accounting adjustment. Adjusted results declined due to higher expenses and lower credit recoveries, partially offset by higher revenue excluding teb. Reported results increased due to the items excluded from adjusted results, partially offset by the net impact of the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2017 21

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q3-2017	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015
Revenue	5,459	5,741	5,405	5,278	5,633	5,101	5,075	4,982
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	253	708	4	79	691	407	366	265
Revenue, net of CCPB	5,206	5,033	5,401	5,199	4,942	4,694	4,709	4,717
Specific provision for credit losses	210	259	173	174	257	201	183	128
Collective provision for (recovery of) credit losses	(76)	-	-	-	-	-	-	-
Non-interest expense	3,278	3,276	3,379	3,323	3,092	3,312	3,270	3,093
Income before income taxes	1,794	1,498	1,849	1,702	1,593	1,181	1,256	1,496
Provision for income taxes	407	250	361	357	348	208	188	282
Reported net income (see below)	1,387	1,248	1,488	1,345	1,245	973	1,068	1,214
Acquisition integration costs (1)	13	13	14	21	19	16	15	17
Amortization of acquisition-related intangible assets (2)	28	34	28	29	31	31	33	33
Cumulative accounting adjustment (3)	-	-	-	-	-	-	62	-
Restructuring costs (4)	-	-	-	-	-	132	-	-
Decrease in the collective allowance for credit losses (5)	(54)	-	-	-	-	-	-	-
Adjusted net income (see below)	1,374	1,295	1,530	1,395	1,295	1,152	1,178	1,264
Basic earnings per share ($)	2.05	1.85	2.23	2.03	1.87	1.46	1.59	1.83
Diluted earnings per share ($)	2.05	1.84	2.22	2.02	1.86	1.45	1.58	1.83
Adjusted diluted earnings per share ($)	2.03	1.92	2.28	2.10	1.94	1.73	1.75	1.90
Net interest margin on average earning assets (%)	1.55	1.52	1.55	1.57	1.58	1.61	1.58	1.53
PCL-to-average net loans and acceptances (annualized) (%)	0.14	0.28	0.19	0.19	0.29	0.23	0.21	0.15
Specific PCL-to-average net loans and acceptances (annualized) (%)	0.22	0.28	0.19	0.19	0.29	0.23	0.21	0.15
Effective income tax rate (%)	22.7	16.7	19.5	21.0	21.9	17.6	15.0	18.8
Adjusted effective income tax rate (%)	22.5	17.1	19.8	21.2	22.0	19.6	16.2	18.9
Canadian/U.S. dollar exchange rate (average)	1.2974	1.3412	1.3288	1.3216	1.3029	1.3016	1.3737	1.3191

Operating group reported net income:
Canadian P&C reported net income	614	531	743	588	560	525	529	560
Amortization of acquisition-related intangible assets (2)	1	-	1	-	1	-	1	1
Canadian P&C adjusted net income	615	531	744	588	561	525	530	561
U.S. P&C reported net income	278	248	260	288	278	268	251	210
Amortization of acquisition-related intangible assets (2)	11	12	12	13	12	12	13	14
U.S. P&C adjusted net income	289	260	272	301	290	280	264	224
Wealth Management reported net income	264	251	266	279	201	134	147	243
Acquisition integration costs (1)	-	-	-	7	9	5	9	11
Amortization of acquisition-related intangible assets (2)	15	21	15	16	17	19	19	17
Wealth Management adjusted net income	279	272	281	302	227	158	175	271
BMO Capital Markets reported net income	292	321	376	392	317	287	257	236
Amortization of acquisition-related intangible assets (2)	1	1	-	-	1	-	-	1
BMO Capital Markets adjusted net income	293	322	376	392	318	287	257	237
Corporate Services reported net loss	(61)	(103)	(157)	(202)	(111)	(241)	(116)	(35)
Acquisition integration costs (1)	13	13	14	14	10	11	6	6
Cumulative accounting adjustment (3)	-	-	-	-	-	-	62	-
Restructuring costs (4)	-	-	-	-	-	132	-	-
Decrease in the collective allowance for credit losses (5)	(54)	-	-	-	-	-	-	-
Corporate Services adjusted net loss	(102)	(90)	(143)	(188)	(101)	(98)	(48)	(29)

  (1) Acquisition integration costs before tax are included in non-interest expense. Wealth Management amounts of: $10 million in each of Q4-2016 and Q3-2016; $6 million in Q2-2016; $12 million in Q1-2016; and $13 million in Q4-2015. Corporate Services amounts of: $20 million in Q3-2017; $21 million in Q2-2017; $22 million in Q1-2017; $21 million in Q4-2016; $17 million in Q3-2016; $18 million in Q2-2016; $10 million in Q1-2016; and $7 million in Q4-2015.

  (2) Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of: $1 million in Q3-2017; $nil in Q2-2017; $1 million in each of Q1-2017, Q4-2016 and Q3-2016; $nil in Q2-2016; $1 million in Q1-2016; and $2 million in Q4-2015. U.S. P&C amounts of: $16 million in each of Q3-2017, Q2-2017 and Q1-2017; $17 million in Q4-2016; $16 million in Q3-2016; $17 million in Q2-2016; $18 million in each of Q1-2016 and Q4-2015. BMO Wealth Management amounts of: $17 million in Q3-2017; $26 million in Q2-2017; $19 million in each of Q1-2017 and Q4-2016; $22 million in Q3-2016; $23 million in Q2-2016; $24 million in Q1-2016; and $22 million in Q4-2015. BMO Capital Markets amounts of: $1 million in each of Q3-2017, Q2-2017 and Q1-2017; $nil in Q4-2016; $1 million in Q3-2016; $nil in each of Q2-2016 and Q1-2016; and $1 million in Q4-2015.

  (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

  (4) Restructuring charges before tax amount included in non-interest expense in Corporate Services of $188 million in Q2-2016.

  (5) Adjustments to the collective allowance for credit losses before-tax amount of $76 million in Q3-2017 is recorded in Corporate Services provision for (recovery of) credit losses.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 66 and 67 of BMO’s 2016 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. Table 16 outlines summary results for the fourth quarter of fiscal 2015 through the third quarter of fiscal 2017.

Earnings Trends

Reported and adjusted results have generally trended upwards over the past eight quarters, with the exception of the impact of lower equity markets on Wealth Management in the first half of 2016 and an investment write-down in the second quarter of 2016. Reported results were also impacted by a decrease in the collective allowance in the current period, a cumulative accounting adjustment in the first quarter of 2016 and a restructuring charge in the second quarter of 2016. Canadian P&C delivered positive year-over-year net income growth in each of the last eight quarters, reflecting revenue growth driven by higher balances and non-interest revenue. Canadian P&C results in the first quarter of 2017 included a $168 million after-tax gain on sale. U.S. P&C growth in 2016 largely reflected the results of the acquired BMO Transportation Finance business in addition to organic revenue growth and good expense management. U.S. P&C results increased in the third quarter of 2017 reflecting higher revenue and a more favourable tax rate, after being impacted by higher

22 BMO Financial Group Third Quarter Report 2017

provisions for credit losses in the second quarter of 2017 and an after-tax loss of $35 million on the sale of a portion of the indirect auto loan portfolio in the first quarter of 2017. Wealth Management’s results in the first half of 2016 were impacted by lower equity markets, improving in the second half of 2016. Equity markets in Canada have been relatively flat in 2017 but remain strong in the United States. Wealth Management results in the third quarter of 2017 reflect year-over-year net revenue growth of 9% and positive net operating leverage for a fifth consecutive quarter. The fourth quarter of 2015 benefited from a gain on sale of a business and the fourth quarter of 2016 benefited from a gain on sale of an equity investment. Quarterly insurance results have been subject to variability, resulting primarily from impacts of interest rates and equity markets, as well as methodology and actuarial assumptions changes. BMO Capital Markets’ results reflected improved performance from fiscal 2015 with continued momentum driving results throughout 2016 and into 2017. Results in the third quarter of 2017 decreased due to reduced investment banking activity and lower trading revenues. Corporate Services results can vary from quarter to quarter and are impacted in part by the variability associated with benefits from the purchased loan portfolio, which has lessened over time due to the run-off of the portfolio.

BMO’s provision for credit losses measured as a percentage of average net loans and acceptances has been relatively stable, with some quarter-to-quarter variability. The decrease this quarter from the prior quarter was driven by a decrease in the collective allowance and lower provisions in BMO Capital Markets and U.S. P&C.

The effective income tax rate can vary, as it depends on tax law changes, the timing of resolution of certain tax matters, adjustments of prior periods’ income taxes, the relative proportion of earnings attributable to the different jurisdictions in which we operate and the amount of tax-exempt income from securities.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $708.6 billion as at July 31, 2017 increased $20.7 billion from October 31, 2016. There was a $20.7 billion decrease as a result of the weaker U.S. dollar, excluding the impact on derivative financial assets, of which $9.9 billion was in loans. Derivative financial assets decreased $4.2 billion and derivative financial liabilities decreased $1.0 billion due to the decrease in the fair value of interest rate contracts, partially offset by an increase in foreign exchange contracts.

The following discussion excludes the impact of changes in the U.S. dollar. Securities increased $13.0 billion due to higher trading and available-for-sale securities in BMO Capital Markets and Corporate Services. Net loans increased $12.6 billion due to an increase in business and government loans across all operating groups and higher residential mortgages in Canadian P&C, partially offset by the sale of a portion of the U.S. indirect auto loan portfolio in the first quarter of 2017 reflected in consumer instalment and other personal loans. Excluding the impact of the sale, consumer instalment and other personal loans increased $0.2 billion. Securities borrowed or purchased under resale agreements increased $9.7 billion, driven by higher client activity in BMO Capital Markets. Cash and cash equivalents and interest bearing deposits with banks increased $5.3 billion primarily due to higher balances held with central banks. Customers’ liability under acceptances increased $1.6 billion. Other assets, excluding derivative financial assets, increased $3.5 billion.

Liabilities increased $20.1 billion from October 31, 2016. The weaker U.S. dollar resulted in a decrease of $19.9 billion, excluding the impact on derivative financial liabilities. Derivative financial liabilities decreased $1.0 billion as discussed above.

The following discussion excludes changes due to the weaker U.S. dollar. Securities lent or sold under repurchase agreements increased $22.7 billion due to higher client activity in BMO Capital Markets. Deposits increased $16.4 billion, reflecting higher levels of customer and wholesale deposits, with a $12.3 billion increase in business and government deposits and a $5.9 billion increase in deposits by individuals, partially offset by a $1.8 billion decrease in deposits by banks. Securities sold but not yet purchased increased $1.7 billion. Acceptances increased $1.6 billion. The above increases were partially offset by a $2.0 billion decrease in other liabilities.

Total equity increased $0.6 billion from October 31, 2016, due to a $2.0 billion increase in retained earnings, a $0.5 billion increase in common shares and a $0.4 billion increase in preferred shares, partially offset by a $2.3 billion decrease in accumulated other comprehensive income. Accumulated other comprehensive income decreased primarily due to an accumulated other comprehensive income on translation of net foreign operations decrease of $1.7 billion, net of hedging impacts, mainly due to the weaker U.S. dollar. The increase in share capital was driven by the issuance of common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and Stock Option Plan as well as the issuance of preferred shares, partially offset by common shares repurchased for cancellation.

Contractual obligations by year of maturity are outlined in Note 15 to the unaudited interim consolidated financial statements.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2016, as described in Note 28 to the audited consolidated financial statements on page 201 of BMO’s 2016 Annual Report.

BMO Financial Group Third Quarter Report 2017 23

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 78 of BMO’s 2016 Annual Report. We consolidate all of our Structured Entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended July 31, 2017.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2016 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2016 and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended July 31, 2017, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 113 to 115 and 145 to 147 in BMO’s 2016 Annual Report.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on pages 115 to 117 and in Note 1 to the audited annual consolidated financial statements on pages 147 to 148 of BMO’s 2016 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended July 31, 2017. The most significant standard is the adoption of IFRS 9 Financial Instruments (IFRS 9) which is effective for BMO on November 1, 2017. The impact of this standard and the bank’s implementation approach is provided in Note 1 to the unaudited interim consolidated financial statements for the quarter ended July 31, 2017. IFRS 9 addresses impairment, classification and measurement, and hedge accounting.

In March 2017, the Basel Committee on Banking Supervision (BCBS) released its standard on Regulatory treatment of accounting provisions – interim approach and transitional arrangements. The BCBS clarified it will retain its current treatment of provisions under both Standardized Approach and Advanced Internal Ratings Based frameworks during an interim period. Further, the BCBS allows local jurisdictions the option to choose whether to apply a transitional arrangement for the impact of IFRS 9 on regulatory capital. In August 2017, the bank’s regulator OSFI released for public consultation revisions to its Capital Adequacy Requirements Guideline. During the consultation OSFI will gather information to determine the need for a transition arrangement for regulatory capital purposes.

Select Financial Instruments

Pages 77 to 78 of BMO’s 2016 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk, including information on sectors of interest: oil and gas and mining. BMO’s oil and gas outstanding loans continue to be approximately 2% and loans in respect of the mining sector continue to be less than 1% of total loans. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2016 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

In June 2016, the synthetic equity arrangement rules (SEA Rules) were passed into law in Canada. The SEA Rules impact the tax deductibility of Canadian dividends in certain circumstances and were effective as of May 1, 2017. The impact of the SEA Rules will be to increase our effective tax rate and negatively impact BMO Capital Markets earnings. The Canada Revenue Agency has reassessed us for transactions similar to those addressed by the SEA Rules. For further discussion see note 13 to the unaudited interim consolidated financial statements, as well as our 2016 Annual Report.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 70, the Liquidity and Funding Risk section starting on page 100, and the Legal and Regulatory Risk section starting on page 110 of BMO’s 2016 Annual Report.

24 BMO Financial Group Third Quarter Report 2017

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 annual MD&A.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 17 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 17

	As at July 31, 2017				As at October 31, 2016

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	32,574	-	32,574	-	31,653	-	31,653	-	Interest rate
Interest bearing deposits with banks	5,907	308	5,599	-	4,449	258	4,191	-	Interest rate
Securities
Trading	95,154	86,733	8,421	-	84,458	76,297	8,161	-	Interest rate, credit spread, equity
Available-for-sale	53,801	-	53,801	-	55,663	-	55,663	-	Interest rate, credit spread
Held-to-maturity	8,809	-	8,809	-	8,965	-	8,965	-	Interest rate
Other	882	-	882	-	899	-	899	-	Equity
Securities borrowed or purchased under resale agreements	73,928	-	73,928	-	66,646	-	66,646	-	Interest rate
Loans (net of allowance for credit losses)	361,372	-	361,372	-	358,730	-	358,730	-	Interest rate, foreign exchange
Derivative instruments	35,003	33,451	1,552	-	39,183	37,571	1,612	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	14,599	-	14,599	-	13,021	-	13,021	-	Interest rate
Other assets	26,588	-	11,664	14,924	24,268	-	9,149	15,119	Interest rate
Total Assets	708,617	120,492	573,201	14,924	687,935	114,126	558,690	15,119

Liabilities Subject to Market Risk
Deposits	473,111	12,461	460,650	-	473,372	11,604	461,768	-	Interest rate, foreign exchange
Derivative instruments	37,228	35,509	1,719	-	38,227	36,132	2,095	-	Interest rate, foreign exchange
Acceptances	14,599	-	14,599	-	13,021	-	13,021	-	Interest rate
Securities sold but not yet purchased	26,311	26,311	-	-	25,106	25,106	-	-
Securities lent or sold under repurchase agreements	61,517	-	61,517	-	40,718	-	40,718	-	Interest rate
Other liabilities	47,854	-	47,589	265	50,724	-	50,401	323	Interest rate
Subordinated debt	5,063	-	5,063	-	4,439	-	4,439	-	Interest rate
Total Liabilities	665,683	74,281	591,137	265	645,607	72,842	572,442	323

  (1) Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.

  (2) Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

BMO Financial Group Third Quarter Report 2017 25

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) increased from the prior quarter due to increased interest rate risk, as well as increased Credit VaR driven by a methodology change relating to market risk associated with the valuation of uncollateralized derivatives. Trading SVaR was higher mainly due to this methodology change which primarily affected the credit risk component.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of a higher market value for fixed rate loans and minimum modelled client deposit rates. Structural economic value exposure to rising interest rates increased relative to April 30, 2017 primarily owing to modelled deposit pricing being more rate-sensitive at higher rate levels following the increase in market rates in the quarter. Structural economic value benefit to falling interest rates relative to April 30, 2017 increased due to the greater extent to which interest rates can now fall. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet revenues over the next twelve months. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Structural earnings exposure to falling rates remained relatively stable. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. The structural earnings benefit to rising interest rates decreased relative to April 30, 2017 primarily owing to the impact of the weaker U.S. dollar and a lower modelled benefit to subsequent interest rate increases over the next 12 months following the increase in market rates in the third quarter.

BMO’s market risk management practices and key measures are outlined on pages 95 to 99 of BMO’s 2016 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 18

	For the quarter ended July 31, 2017				As at April 30, 2017	As at October 31, 2016

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.8)	(0.8)	(1.4)	(0.5)	(0.6)	(0.7)
Equity VaR	(2.3)	(3.0)	(4.0)	(2.3)	(2.6)	(4.5)
Foreign exchange VaR	(0.5)	(0.9)	(2.9)	(0.2)	(0.7)	(1.8)
Interest rate VaR	(5.7)	(4.9)	(6.0)	(4.1)	(5.2)	(10.3)
Credit VaR	(3.4)	(2.4)	(4.1)	(1.5)	(2.3)	(2.0)
Diversification	6.8	6.7	nm	nm	6.5	9.3

Total Trading VaR	(5.9)	(5.3)	(6.3)	(4.3)	(4.9)	(10.0)

(1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers. nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 19

	For the quarter ended July 31, 2017				As at April 30, 2017	As at October 31, 2016

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(0.9)	(1.6)	(2.3)	(0.9)	(6.0)	(1.4)
Equity SVaR	(11.3)	(12.1)	(16.5)	(8.9)	(14.1)	(18.7)
Foreign exchange SVaR	(0.4)	(1.6)	(4.5)	(0.2)	(0.7)	(3.2)
Interest rate SVaR	(14.5)	(14.8)	(18.4)	(12.7)	(12.9)	(23.1)
Credit SVaR	(31.2)	(16.4)	(33.8)	(8.8)	(10.4)	(6.5)
Diversification	29.9	25.7	nm	nm	26.0	25.8

Total Trading SVaR	(28.4)	(20.8)	(34.6)	(13.4)	(18.1)	(27.1)

(1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers. (2) Stressed VaR is produced weekly. nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4)	Table 20

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	July 31, 2017	April 30, 2017	October 31, 2016	July 31, 2017	April 30, 2017	October 31, 2016

100 basis point increase	(935.9)	(811.4)	(680.2)	86.1	119.8	149.0
100 basis point decrease	267.1	165.3	7.3	(330.2)	(343.4)	(168.9)

  (1) Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in both Canadian and U.S. short-term interest rates to 75 and 100 basis points for shorter terms respectively as of July 31, 2017. Longer-term interest rates do not decrease below the assumed level of short-term interest rates.

  (2) Certain non-trading AFS holdings are managed under the bank’s trading risk framework.

  (3) Losses are in brackets and benefits are presented as positive numbers.

  (4) For BMO’s Insurance businesses, a 100 basis point increase in interest rates at July 31, 2017, results in an increase in earnings before tax of $58 million and an increase in economic value before tax of $423 million ($69 million and $504 million, respectively, at April 30, 2017; $90 million and $623 million, respectively, at October 31, 2016). A 100 basis point decrease in interest rates at July 31, 2017, results in a decrease in earnings before tax of $59 million and a decrease in economic value before tax of $515 million ($69 million and $612 million, respectively, at April 30, 2017; $87 million and $744 million, respectively, at October 31, 2016). These impacts are not reflected in the table above.

26 BMO Financial Group Third Quarter Report 2017

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 21.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $199.1 billion at July 31, 2017, compared with $209.7 billion at April 30, 2017. The decrease in unencumbered liquid assets was primarily due to the impact of the weaker U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. Table 22 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 21

	As at July 31, 2017					As at April 30, 2017

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	32,574	-	32,574	1,500	31,074	33,788
Deposits with other banks	5,907	-	5,907	-	5,907	6,360
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	124,275	17,676	141,951	90,053	51,898	53,885
Mortgage-backed securities and collateralized mortgage obligations	21,453	289	21,742	4,563	17,179	19,317
Corporate debt	18,486	6,796	25,282	3,432	21,850	24,170
Corporate equity	68,360	19,955	88,315	38,463	49,852	51,109

Total securities and securities borrowed or purchased under resale agreements	232,574	44,716	277,290	136,511	140,779	148,481
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	23,478	-	23,478	2,164	21,314	21,064

Total liquid assets	294,533	44,716	339,249	140,175	199,074	209,693

Other eligible assets at central banks (not included above) (5)	66,168	-	66,168	389	65,779	65,874
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	360,701	44,716	405,417	140,564	264,853	275,567

  (1) The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at July 31, 2017.

  (2) Gross assets include on-balance sheet and off-balance sheet assets.

  (3) Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

  (4) Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

  (5) Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Third Quarter Report 2017 27

Asset Encumbrance (Canadian $ in millions)	Table 22

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at July 31, 2017		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	38,481	-	1,500	11	36,970
Securities (5)	300,768	110,198	28,477	9,419	152,674
Loans	337,894	58,055	389	213,671	65,779
Other assets
Derivative instruments	35,003	-	-	35,003	-
Customers’ liability under acceptances	14,599	-	-	14,599	-
Premises and equipment	1,968	-	-	1,968	-
Goodwill	6,041	-	-	6,041	-
Intangible assets	2,125	-	-	2,125	-
Current tax assets	1,396	-	-	1,396	-
Deferred tax assets	2,799	-	-	2,799	-
Other assets	12,259	-	-	12,259	-
Total other assets	76,190	-	-	76,190	-
Total assets	753,333	168,253	30,366	299,291	255,423

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at April 30, 2017		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	41,888	-	1,740	12	40,136
Securities (5)	311,288	115,281	26,462	9,393	160,152
Loans	344,068	57,278	448	220,468	65,874
Other assets
Derivative instruments	31,943	-	-	31,943	-
Customers’ liability under acceptances	13,773	-	-	13,773	-
Premises and equipment	2,067	-	-	2,067	-
Goodwill	6,556	-	-	6,556	-
Intangible assets	2,207	-	-	2,207	-
Current tax assets	1,450	-	-	1,450	-
Deferred tax assets	3,170	-	-	3,170	-
Other assets	10,318	-	-	10,318	-
Total other assets	71,484	-	-	71,484	-
Total assets	768,728	172,559	28,650	301,357	266,162

  (1) Gross assets include on-balance sheet and off-balance sheet assets.

  (2) Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

  (3) Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $9.4 billion as at July 31, 2017, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

  (4) Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

  (5) Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 23. The average daily LCR for the quarter ended July 31, 2017 is 148%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is up from 136% last quarter, due to a decrease in net cash outflows. Net cash outflows decreased primarily due to higher inflows associated with certain types of trading activities. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending and trading activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in Table 21.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 100 of BMO’s 2016 Annual Report.

28 BMO Financial Group Third Quarter Report 2017

Liquidity Coverage Ratio	Table 23

(Canadian $ in billions, except as noted) For the quarter ended July 31, 2017	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	129.8

Cash Outflows
Retail deposits and deposits from small business customers, of which:	164.7	10.3
Stable deposits	89.2	2.7
Less stable deposits	75.5	7.6
Unsecured wholesale funding, of which:	138.7	79.0
Operational deposits (all counterparties) and deposits in networks of cooperative banks	52.1	12.8
Non-operational deposits (all counterparties)	57.3	36.9
Unsecured debt	29.3	29.3
Secured wholesale funding	*	13.2
Additional requirements, of which:	134.0	27.6
Outflows related to derivatives exposures and other collateral requirements	10.9	5.2
Outflows related to loss of funding on debt products	2.7	2.7
Credit and liquidity facilities	120.4	19.7
Other contractual funding obligations	0.4	-
Other contingent funding obligations	323.1	5.7

Total cash outflows	*	135.8

Cash Inflows
Secured lending (e.g. reverse repos)	112.1	17.2
Inflows from fully performing exposures	12.4	9.6
Other cash inflows	21.2	21.2

Total cash inflows	145.7	48.0

		Total adjusted value (4)

Total HQLA		129.8
Total net cash outflows		87.8

Liquidity Coverage Ratio (%)		148

For the quarter ended April 30, 2017		Total adjusted value (4)

Total HQLA		134.7
Total net cash outflows		99.7

Liquidity Coverage Ratio (%)		136

  * Disclosure is not required under the LCR disclosure standard.

  (1) Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

  (2) Values are calculated based on the simple average of the daily LCR over 64 business days in Q3 2017.

  (3) Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.

  (4) Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) which will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $286.6 billion at July 31, 2017, down from $293.3 billion at April 30, 2017, due to the impact of the weaker U.S. dollar. BMO also receives deposits in support of certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues retail structured notes. These deposits and notes totalled $44.2 billion at July 31, 2017.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, of $171.8 billion at July 31, 2017 decreased from $177.2 billion at April 30, 2017, due to the impact of the weaker U.S. dollar. Total wholesale funding consists of approximately $52 billion sourced as secured funding and $120 billion as unsecured funding. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24. Additional information on deposit maturities can be found in Note 15 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $199.1 billion as at July 31, 2017, that can be monetized to meet potential funding requirements, as described on page 27.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card and home equity line of credit securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO Financial Group Third Quarter Report 2017 29

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to available potential funding sources. The funding plan is reviewed annually by the Risk Review Committee and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at July 31, 2017	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks	3,169	60	6	-	3,235	-	158	3,393
Certificates of deposit and commercial paper	15,373	20,589	14,851	9,572	60,385	3,671	-	64,056
Bearer deposit notes	152	356	1,521	257	2,286	12	-	2,298
Asset-backed commercial paper (ABCP)	1,218	1,801	881	125	4,025	-	-	4,025
Senior unsecured medium-term notes	373	1,761	2,000	6,801	10,935	8,681	22,056	41,672
Senior unsecured structured notes (2)	-	4	3	32	39	3	2,702	2,744
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	722	570	1,436	2,728	2,524	12,380	17,632
Covered bonds	-	-	534	-	534	3,683	16,241	20,458
Credit card securitizations	-	-	54	593	647	1,135	2,309	4,091
Subordinated debt (3)	-	-	-	-	-	-	6,031	6,031
Other (4)	-	3,736	623	467	4,826	-	623	5,449
Total	20,285	29,029	21,043	19,283	89,640	19,709	62,500	171,849
Of which:
Secured	1,218	6,259	2,662	2,621	12,760	7,342	31,553	51,655
Unsecured	19,067	22,770	18,381	16,662	76,880	12,367	30,947	120,194
Total (5)	20,285	29,029	21,043	19,283	89,640	19,709	62,500	171,849

  (1) Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 15 of the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

  (2) Primarily issued to institutional investors.

  (3) Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.

  (4) Refers to Federal Home Loan Bank (FHLB) advances.

  (5) Total wholesale funding consists of Canadian-dollar-denominated funding of $48.6 billion and U.S.-dollar and other foreign-denominated funding of $123.2 billion as at July 31, 2017.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that was expected to come into force on January 1, 2018. Given the uncertainty whether key foreign markets will implement the revised standard by the January 2018 deadline, OSFI extended the domestic implementation timeline of the NSFR to January 2019. OSFI plans to meet with industry stakeholders in the coming months to review the guideline implementation plans and to clarify the remaining details of the NSFR rules as they relate to the Canadian market.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. The credit ratings assigned to BMO’s senior debt by rating agencies continue to be indicative of high-grade, high-quality issues. Should our credit ratings experience a downgrade, our costs of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 on page 161 of BMO’s 2016 Annual Report.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at July 31, 2017, the bank would be required to provide additional collateral to counterparties totalling $199 million, $466 million and $873 million under a one-notch, two-notch and three-notch downgrade, respectively.

On May 10, 2017, Moody’s downgraded the ratings of six Canadian banks, including BMO. The change reflects Moody’s expectation of a more challenging operating environment for banks in Canada. The Baseline Credit Assessment, long-term debt and deposit ratings and Counterparty Risk Assessment assigned to BMO were downgraded by one notch.

30 BMO Financial Group Third Quarter Report 2017

European Exposures

BMO’s European exposures were disclosed and discussed on pages 93 and 94 of BMO’s 2016 Annual Report. Our exposure to European countries, as at July 31, 2017, is set out in the tables that follow. Our net portfolio exposures are summarized in Tables 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 25

As at July 31, 2017
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

GIIPS

Greece	-	-	-	-	-	-	-	-	-	-

Ireland (7)	24	-	-	-	-	303	36	-	339	363

Italy	7	-	-	-	-	-	-	-	-	7

Portugal	-	-	-	-	-	-	-	-	-	-

Spain	135	-	-	-	-	2	-	-	2	137

Total – GIIPS	166	-	-	-	-	305	36	-	341	507

Eurozone (excluding GIIPS)

France	163	122	-	117	239	293	17	19	329	731

Germany	264	1	48	1,003	1,052	29	2	25	56	1,372

Netherlands	508	347	15	-	362	8	37	-	45	915

Other (8)	114	-	42	151	193	3	11	-	14	321

Total – Eurozone (excluding GIIPS)	1,049	470	105	1,271	1,846	333	67	44	444	3,339

Rest of Europe

Denmark	8	270	-	149	419	-	-	-	-	427

Sweden	54	131	-	236	367	3	1	-	4	425

United Kingdom	1,566	77	74	185	336	278	53	23	354	2,256

Other (8)	222	32	-	-	32	13	11	7	31	285

Total – Rest of Europe	1,850	510	74	570	1,154	294	65	30	389	3,393

Total – All of Europe (9)	3,065	980	179	1,841	3,000	932	168	74	1,174	7,239

As at April 30, 2017
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	182	-	-	-	-	256	12	-	268	450

Total – Eurozone (excluding GIIPS)	1,005	509	26	1,237	1,772	76	42	26	144	2,921

Total – Rest of Europe	1,155	562	58	576	1,196	451	45	30	526	2,877

Total – All of Europe (9)	2,342	1,071	84	1,813	2,968	783	99	56	938	6,248

As at October 31, 2016
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Exposure

Total – GIIPS	78	6	-	-	6	302	58	-	360	444

Total – Eurozone (excluding GIIPS)	1,064	464	48	1,580	2,092	103	84	32	219	3,375

Total – Rest of Europe	881	1,133	57	605	1,795	1,357	152	9	1,518	4,194

Total – All of Europe (9)	2,023	1,603	105	2,185	3,893	1,762	294	41	2,097	8,013

  Refer to footnotes in Table 26.

BMO Financial Group Third Quarter Report 2017 31

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

	Lending (2)

	Funded lending as at July 31, 2017			As at July 31, 2017		As at April 30, 2017		As at October 31, 2016

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS

Greece	-	-	-	-	-	-	-	-	-

Ireland (7)	-	24	-	118	24	129	26	126	25

Italy	-	7	-	7	7	23	23	-	-

Portugal	-	-	-	-	-	-	-	-	-

Spain	129	6	-	165	135	179	133	80	53

Total – GIIPS	129	37	-	290	166	331	182	206	78

Eurozone (excluding GIIPS)

France	144	19	-	240	163	175	131	155	111

Germany	51	212	1	352	264	232	170	207	133

Netherlands	40	468	-	597	508	657	526	661	502

Other (8)	84	30	-	232	114	271	178	436	318

Total – Eurozone (excluding GIIPS)	319	729	1	1,421	1,049	1,335	1,005	1,459	1,064

Rest of Europe

Denmark	8	-	-	8	8	14	14	11	11

Sweden	13	41	-	190	54	210	57	202	59

United Kingdom	648	918	-	1,816	1,566	1,162	868	808	543

Other (8)	83	139	-	411	222	412	216	415	268

Total – Rest of Europe	752	1,098	-	2,425	1,850	1,798	1,155	1,436	881

Total – All of Europe (9)	1,200	1,864	1	4,136	3,065	3,464	2,342	3,101	2,023

  (1) BMO has the following indirect exposures to Europe as at July 31, 2017:

      – Collateral of €1,135 million to support trading activity in securities (€38 million from GIIPS) and €444 million of cash collateral held.

      – Guarantees of $1.1 billion ($28 million to GIIPS).

  (2) Funded lending includes loans.

  (3) Securities include cash products, insurance investments and traded credit.

  (4) BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $221 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2017 (*includes a net position of $192 million (bought protection) on a CDS Index, of which 19% is comprised of GIIPS domiciled entities).

  (5) Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($13 billion for Europe as at July 31 2017).

  (6) Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

  (7) Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $30 million as at July 31, 2017.

  (8) Includes countries with less than $300 million net exposure, with $6 million exposure to the Russian Federation as at July 31, 2017.

  (9) Of our total net direct exposure to Europe, approximately 48% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

32 BMO Financial Group Third Quarter Report 2017

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 29, 2017, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, December 4, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

May 2017: $92.90

June 2017: $94.64

July 2017: $95.63

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice forour normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and
disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

Annual Meeting 2018 The next Annual Meeting of Shareholders will be held on Thursday, April 5, 2018, in Toronto, Ontario.

54 BMO Financial Group Third Quarter Report 2017